AURELIO RESOURCE CORPORATION

12345 W. Alameda Pkwy, Suite 202

Lakewood, CO 80228

Tel: 303-795-3030

July 16, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mark A Wojciechowski

SENT VIA EDGAR
And VIA FAX TO:	202-772-9368

SEC File No 0-50931

Dear Sirs:

In response to the comments contained in the staff’s comment letters to Aurelio Resource Corporation (the “Company”) dated June 12, 2008, March 28, 2008, September 20, 2007 and June 26, 2007, we are providing the information set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the each of the staff’s comment letters noted in this paragraph. Further, our responses are segregated by comment letter in the same order as set out in this paragraph beginning with the most recently received comment letter.

The staff has provided the above noted comment letters over an extended time period and covering various filings made by the Company. We believe that the staff’s review of our responses will be greatly facilitated by our providing this comprehensive response letter encompassing all of our responses to each of the comments contained in each of the comment letters from the staff noted in the prior paragraph. As such, this response letter supersedes all other responses letters previously provided by the Company that pertain to the comment letters noted above and includes each of our response letters dated July 30, 2007, November 14, 2007 and March 21, 2008.

Providing that this response letter appropriately answered each of the staff’s comments to their satisfaction, the Company will promptly submit its revised filings referred to in our responses below via the EDGAR system.

On behalf of Aurelio Resource Corporation, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Responses to staff comments in the letter dated June 12, 2008 pertaining to the Company’s filing on Form 10-KSB for the Fiscal Year Ended December 31, 2007 filed April 2, 2008:

1.	General: The Staff addressed its June 12, 2008 comment letter to Robert R. Gilmore, Treasurer and Chief Financial Officer. Please be advised that Mr. Gilmore presently serves only in a consulting capacity with the Company and is not currently an officer or director. Mr. Gilmore has agreed, pending completion of receipt of additional funding, to accept the position of CFO for the Company when and if such funding closes. As of July 14, 2008, such new funding had not been completed and, accordingly, Mr. Gilmore has not yet assumed these duties. However, the Board of Directors of the Company has authorized Mr. Gilmore to act on its behalf in submitting this response letter to the staff.

2.	Staff comment 1. We confirm that no amounts have been recorded in the 2007 or 2006 financial statements pertaining to the Gold City Inc. claims. The Company proposes to revise its disclosures as follows:

Item 1 Description of Business – Current Business on page 3 shall be revised as set forth on ATTACHMENT A of this response letter.

Item 1 Description of Business – Current Business on page 12, Note 3 to the table on page 12 shall be revised as set forth on ATTACHMENT A of this response letter.

The description of the lease and option to purchase agreement pertaining to the Gold City Inc. mining claims set forth on page 13 shall be revised as set forth on ATTACHMENT A of this response letter.

2.	Staff comment 2. With respect to the auditor’s opinion on the Company’s financial statements set forth on page 28, the Company’s independent auditors propose to delete the following sentence that was previously presented as the last sentence to the first paragraph of their audit opinion. This sentence is no longer considered necessary particularly given the proposed changes to the 2006 financial statements discussed in the Company’s response to staff comment 3 below.

The financial statements of Aurelio Resource Corporation as of May 31, 2005 were audited by other auditors whose report dated July 19, 2005 on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern.

Accordingly, the auditor’s opinion shall be revised as set forth on ATTACHMENT A of this response letter.

3.	Staff comment 3. Prior to the acquisition by the Company of Aurelio Resource Inc. which event is referred to in staff comment 6 below, the activities of the Company during the first five months of 2006 were diminimus. Nevertheless, the Company acknowledges that full year financial information for 2006 is required by Rule 8-02 of Regulation S-X. Accordingly, the Company proposes to amend its comparative financial statements included in the filing to include a full year’s income statement, cash flows and changes in stockholders’ equity for the year ended December 31, 2006.

The proposed revised financial statements are as set forth in ATTACHMENT A of this response letter.

The Company also proposes to similarly amend its Statements of Operations and Cash Flows to show comparative financial information for each of the quarter periods noted below. For each respective period, the proposed revised financial statements are set forth in the indicated ATTACHMENTS to this response letter:

•	March 31, 2007 (ATTACHMENT D),

•	June 30, 2007 (ATTACHMENT E), and

•	September 30, 2007 (ATTACHMENT F)

4.	Staff comment 4. I refer the staff to the statement of stockholder’s equity for the year ended December 31, 2007 on page 32 of the filing. I also refer the staff to the proposed amended statement of stockholder’s equity for the same period set forth on ATTACHMENT A to this response letter.

Common Shares issued for services during 2007 are as follows:

Shares	Date	Price	Compensation Expense
30,000	Oct 2007	$1.05	$31,500
150,000	Oct 2007	0.63	94,500
150,000	Dec 2007	0.60	90,000

330,000			216,000

Common stock options issued for compensation during 2007 were as follows:

First quarter	117,000
Second quarter	288,500

405,500

Common Shares issued pursuant Incentive Compensation Plan during 2007 were as follows:

237,110	Feb 2007	230,000
16,990	Mar 2007	17,500

254,100		247,500

Total stock-based compensation in 2007		869,000

The total stock-based compensation expense incurred in 2007 as calculated above has been included in the 2007 statement of cash flows under “Adjustments to reconcile comprehensive loss to net cash provided by (used for) operating activities.”

I refer the staff to ATTACHMENT A to this response letter.

•	The Company proposes to revise its description of stock-based compensation expense pertaining to the grant of stock options to the following:

“Expense associated with issuance of stock options to directors and employees for services”

•	The Company also proposes to revise its description of Common Shares issued under Incentive Compensation Plan to the following:

“Common stock issued for services under Incentive Compensation Plan”

5.	Staff Comment 5. The Company has reconsidered its previously disclosed accounting policy with respect to Mineral Properties and Exploration Expenditures. The Company proposes to amend its Notes to Consolidated Financial Statements – Note 4 – Significant Accounting Polices as set forth on ATTACHMENT A of this response letter.

In addition, I refer the staff to my response to Staff Comment 6 in the comment letter dated June 12, 2008 as set out below. The proposed change in accounting policy for Mineral Properties and Exploration Expenditures has resulted in a change in the purchase accounting for the acquisition of Aurelio Resource Inc. on August 17, 2006.

I hereby confirm that no exploration expenditures have been capitalized at any time by the Company. I also confirm that subsequent to August 17, 2006 through December 31, 2007, the Company has not incurred any additional costs for unpatented mining claims that have been expensed.

The Company believes that the proposed changes to its accounting policy for Mineral Properties and Exploration Expenditures as noted above are in compliance with EITF 04-2, paragraph seven.

6.	Staff Comment 6. The Company has reconsidered its previously disclosed purchase accounting with respect to its acquisition of Aurelio Resource Inc. (“ARI”) set forth in Note 9 of Notes to Consolidated Financial Statements. The Company proposed to amend its filings as noted below to reflect the following changes in its purchase accounting for ARI. The proposed changes for each filing are reflected in each of the balance sheets for each fiscal period noted below and is described in each respective Note to Consolidated Financial Statements all of which are separately included in the ATTACHMENTS referred to below:

Filings to be amended:

Note 8 Business Acquisitions	Form 10-KSB/A	Dec 2007	ATTACHMENT A
Note 7 Business Acquisitions	Form 10-KSB/A	Dec 2006	ATTACHMENT B
Balance Sheet only	Form 10-Q/A	Mar 2008	ATTACHMENT C
Note 7 Business Acquisitions	Form 10-QSB/A	Mar 2007	ATTACHMENT D
Note 5 Business Acquisitions	Form 10-QSB/A	Jun 2007	ATTACHMENT E
Note 7 Business Acquisitions	Form 10-QSB/A	Sept 2007	ATTACHMENT F

In re-evaluating its purchase accounting for ARI, the Board concluded the best measure of value was the FMV of the common shares issued to acquire ARI. This conclusion was reached based upon a variety of risks present at the time of the acquisition including consideration of the nature of the principal asset being acquired, undeveloped patented mining claims, the fact that such claims had sat idle for many years, that no competitor had attempted to acquire such properties in recent periods, no permits to build a mine have been issued and water rights must yet be secured.

Proposed revised disclosures regarding purchase accounting for ARI are as follows:

“On July 5, 2006 the Company acquired 98% of the outstanding stock Minera Milenium in a transfer of benefit from ARI in a transaction accounted for as a business purchase. ARI was not a related party at the date of transfer. The net worth of Minera Milenium at fair value on July 5, 2006 was $(46). The primary reason for this acquisition was to acquire the rights to the option to earn a 100% interest in three mining claims/concessions in Durango, Mexico.

On August 17, 2006 the Company acquired 100% of outstanding stock of ARI in a transaction accounted for as a business purchase, by issuing 10,000,000 common shares priced at $0.045 per share for 100% of the outstanding stock of ARI. The price per share represents a 25% discount from the quoted price per share at the closing date and was determined by the Board of Directors to represent the fair value of the shares issued given that such common shares were restricted from being freely traded and that the market for the Company’s shares had been highly illiquid for more than one year prior to consummation of the transaction. The primary reason for the acquisition was to acquire the 100% interest in thirteen mining claims on a property located in southeastern Arizona.

The Company has restated its purchase cost for the acquisition of ARI as a result of changing its accounting policy related to capitalizing rather than expensing the acquisition costs of unpatented mining claims as had previously been reported (refer to Note 3 Significant Accounting Policies, Mineral Properties and Exploration Expenditures). This restatement has resulted in changes to the following items included in the Company’s financial statement statements as follows: the carrying values of mineral properties and additional paid-in capital included in the Consolidated Balance Sheets as of December 31, 2007 and December 31, 2006; Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2007 and 2006; Schedule Of Non-Cash Investing And Financing Activities included in Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006; and Segment Information contained elsewhere in these Notes to Consolidated Financial Statements.

The allocation of the purchase cost to ARI’s assets and liabilities (unaudited) are as follows:

Purchase cost < formatting ?? >

	Shares	Value
Issuance of Aurelio Resource Corporation common stock	10,000,000	$450,000

Allocation of Purchase Cost

Current assets	$10,875
Mineral claims	601,686
Equipments, net	1,239
Accounts payable	(40,741)
Advance on investment	(103,150)
Accounts payable – related parties	(19,863)

Net Asset Value	$450,000

We calculated unaudited pro forma results of operations for the year ended December 31, 2006, presented as if the acquisition of ARI had taken place on January 1, 2006. The results would have shown a net loss for the year ended December 31, 2006 of $987,424 or $(0.03) per share.”

In addition, the Company proposes to update the table included in Note 10—Property Acquisitions of Notes to Consolidated Financial Statements on page 39 of its Form 10-KSB for fiscal year ended Dec 31, 2007 to include the following:

Date	Property Name		Asset Cost	Liabilities
August 17, 2000	MAN claims	(refer to Note 9)	$601,686	$—

The Company also refers the staff to my response set out below to Staff Comment 1 in the letter dated January 24, 2008 as it pertains to Form 10-KSB for the fiscal year ended December 31, 2006.

7.	Staff Comment 7. I confirm that the costs relating to the Rae Property are acquisition costs. In order to clarify the description of the acquisition of the Rae Property, the Company proposes to amend the description of this transaction in Note 9 of Notes to Consolidated Financial Statements as set forth in ATTACHMENT A to this response letter.

The Company also proposes to include the following abbreviated description of the same transaction on page 3 of the filing under Item 1 Description of Business, subtitle Current Business and on page 13 of the filing under Item 2 Description of Our Mineral Properties as set forth in ATTACHMENT A to this response letter.

8.	Staff Comment 8. I refer the staff to ATTACHMENT A to this response letter whereby the Company proposes to revise Note 14—Stock Options of Notes to Consolidated Financial Statements.

Responses to staff comments in the letter dated June 12, 2008 pertaining the Company’s filing on Form 10-QSB for the Quarterly Period Ended March 31, 2008 filed May 20, 2008:

9.	Staff Comment 9. I hereby acknowledge that this quarterly filing should have been filed under the simplified reporting requirements as Form 10-Q. The Company proposes that due to certain other revisions that are necessary as noted in our responses to staff comments 10, 11, 12 an 13 below, that the amended Form 10-Q be filed as one document to contain all changes. Such re-filed document will be submitted on Form 10-Q/A. See ATTACHMENT C to this response letter.

10.	Staff Comment 10. The Company proposes to amend its income statement and statement of cash flows for the quarterly period ended March 31, 2008. Paragraph 6 of EITF 98-5 limits the recognition of the cost of the beneficial conversion feature to the FMV of the convertible debentures. Since the Company has recorded the convertible debentures at a FMV of $224,982, we have previously overstated interest expense by $1,050,036. I refer the staff to ATTACHMENT C to this response letter that contain the proposed changes to each of the basic financial statements as of March 31, 2008 and that reflect the correct accounting for the beneficial conversion feature.

In addition, Note 5 Long Term Debt and Debenture Payable, subparagraph (b) will be amended to read as follows:

“The 10% convertible debentures, which mature on June 30, 2009, are convertible at any time at the option of the holders into common shares at a conversion price of $0.30 per common share. At the issuance date, the Company determined that there was a beneficial conversion feature attributable to the debentures and, accordingly, recorded $224,982 as interest expense during the quarter ended March 31, 2008.”

11.	Staff Comment 11. I confirm that the terminated options discussed on page 16 of the filing under MD&A –Results of Operations – General and Administrative Expenses are the same options referred to on page 12 of the filing in Note 8 – Stock Based Compensation. The Company proposes to amend its description of the termination of certain stock options that resulted in the reduction of previously recognized stock based compensation expense both in MD&A and in Note 8 to Notes to Financial Statements set forth in ATTACHMENT C to this response letter. These options were forfeited by the employees/ex-employees and the previous language mischaracterized the terminations as “cancellations.” The proposed revised language is as follows:

“During the period ended March 31, 2008, certain vested options were forfeited by certain officers and directors which resulted in a reduction in stock based compensation expense of $348,500 of which $315,500 was credited to general and administrative expense and $33,000 was credited to mineral property expenditures expense.”

As these forfeitures represent revised estimates of expense under paragraph 43 and paragraph 44 of SFAS 123 (R) the reduction in expense was recognized at the time of the forfeiture consistent with the Company’s stated accounting for forfeitures. Future expense is no longer probable.

I do not believe that paragraphs 56 and 57 of SFAS 123 (R) are applicable as these provisions pertain to cancellations and as explained above, the terminated options were actually forfeitures by the employees.

12.	Staff Comment 12. The Company proposes to correct its disclosure under Item 4 —Controls and Procedures of the filing as set forth in ATTACHMENT C to this response letter.

Responses to staff comments in the letter dated January 24, 2008 pertaining the Company’s filing of Form 10-KSB for the Fiscal Year Ended December 31, 2006 filed April 4, 2007 and Response Letters dated July 30, 2007 and November 19, 2007.

Response letter dated March 21, 2008:

SEC File 0-50931

1.	Staff Comment 1. I refer the staff to my response to Staff Comment 6 in the letter dated June 12, 2008 that is included above in this response letter. The Company has reconsidered its previously disclosed purchase accounting with respect to its acquisition of Aurelio Resource Inc. (“ARI”) set forth on page 38 of Form 10-KSB for the Fiscal Year Ended December 31, 2006 Note 7 of Notes to Consolidated Financial Statements for the ended December 31, 2006 and the proposed changes to the Company’s financial statements and notes thereto are discussed in detail in my response to Staff Comment 6 in the letter dated June 12, 2008.

The Company proposes to amend its filing for the fiscal year ended December 31, 2006 on Form 10-KSB/A. I refer the staff to ATTACHMENT B to this response letter that includes the Company’s proposed revised Consolidated Financial Statements as of December 31, 2006 and Note 7 to Notes to Consolidated Financial Statements containing the revisions related to the Company’s purchase accounting for ARI.

Responses to staff comments in the letter dated September 20, 2007 pertaining the Company’s filing of Form 10-KSB for the Fiscal Year Ended December 31, 2006 filed April 4, 2007; Form 10-QSB for the Quarterly Period Ended March 31, 2007 filed May 17, 2007; Form 10-QSB for the Quarterly Period Ended June 30, 2007 filed August 14, 2007; and Response letter dated July 30, 2007.

Response letter dated November 19, 2007:

SEC File 0-50931

1.	Staff Comment 1. The requested representations have been made at the beginning of this response letter.

2.	Staff Comments 2 and 3. I refer the staff to my response to Staff Comment 3 in the letter dated June 12, 2008 that is included above in this response. The Company proposed to amend its filings as set forth below to present comparative financial statements as required by Article 10 of Reg. S-X. Due to the passage of time, usefulness of the information and the fact that 2006 was a transitional accounting year, the Company further proposes that such revisions, as reflected on each referenced Attachment to this response letter, be made only to the following filings:

Form 10-QSB/A
For the quarterly period ended March 31, 2007	ATTACHMENT D
For the quarterly period ended June 30, 2007	ATTACHMENT E
For the quarterly period ended September 30, 2007	ATTACHMENT F
Form 10-KSB/A
For the years ended December 31, 2007	ATTACHMENT A

2.	Staff Comment 4. I refer the staff to my response to Staff Comment 5 in the letter dated June 12, 2008 that is included above in this response letter. Due to the passage of time, usefulness of the information and the fact that 2006 was a transitional accounting year, the Company further proposes that such revisions be made only on Form 10-KSB for the year ended December 31, 2007 as set forth in ATTACHMENT A to this response letter.

3.	Staff Comment 5. The Company proposed to amend its filings as set forth below to present comparative financial statements as required by Article 10 of Reg. S-X. Due to the passage of time, usefulness of the information and the fact that 2006 was a transitional accounting year, the Company further proposes that such revisions, as reflected on each referenced Attachment to this response letter, be made only to the following filings:

Form 10-QSB/A
For the quarterly period ended March 31, 2007	ATTACHMENT D
For the quarterly period ended June 30, 2007	ATTACHMENT E
For the quarterly period ended September 30, 2007	ATTACHMENT F
Form 10-KSB/A
For the years ended December 31, 2007	ATTACHMENT A

4.	Staff Comments 6 and 7. I refer the staff to my response to Staff Comment 6 in the letter dated June 12, 2008 that is included above in this response letter. The Company has reconsidered its previously disclosed purchase accounting with respect to its acquisition of Aurelio Resource Inc. (“ARI”) set forth on page 38 of Form 10-KSB for the Fiscal Year Ended December 31, 2006 Note 7 of Notes to Consolidated Financial Statements for the ended December 31, 2006 and the proposed changes to the Company’s financial statements and notes thereto are discussed in detail in my response to Staff Comment 6 in the letter dated June 12, 2008.

In addition, the Company proposes to amend balance sheet as of December 31, 2006 contained in its filings on Form 10-KSB/A for the fiscal year ended December 31, 2006. See ATTACHMENT B to this response letter.

Although not specifically set out in comments from the staff, the Company also proposes to revise its prior filings on Form 10-QSB/A for each of the quarterly periods ended March 31, 2007, June 30, 2007, September 30, 2007 and March 31, 2008 in a manner similar to and consistent with my response to Staff Comment 6 in the letter dated June 12, 2008 set forth above. I refer the staff to ATTACHMENTS D, E and F containing the revisions to each quarterly period referred to in this paragraph of my response.

Responses to staff comments in the letter dated June 26, 2007 pertaining the Company’s filing of Form 10-KSB for the Fiscal Year Ended December 31, 2006 filed April 4, 2007; Form 10-QSB for the Quarterly Period Ended March 31, 2007 filed May 17, 2007.

Response letter dated July 30, 2007:

SEC File 0-50931

1.	Staff Comment 1. The Company proposes to revise the cover of its filing on Form 10-KSB/A for the Fiscal Year Ended December 31, 2006. I refer the staff to ATTACHMENT B to this response letter.

2.	Staff Comment 2. The Company proposed to revise its accounting policy under Note 3 Significant Accounting Policies – Mineral Properties and Exploration Expenditures as set forth in ATTACHMENT B to this response letter.

I confirm that no exploration costs have been capitalized.

3.	Staff Comment 3. The Company proposes to revises its description of Segment Information under Note 6 as set forth on ATTACHMENT B to this response letter. Due to the passage of time, usefulness of the information and the fact that 2006 was a transitional accounting year, the Company further proposes that full year comparative financial data for fiscal year 2006 not be required and that such revisions, as reflected on each referenced Attachment B to this response letter, be limited to the presentation of income statements as contained in ATTACHMENT B. It should be further noted that activities prior to Aug 2006, when ARI was acquired, were extremely limited in nature and are not material.

4.	Staff Comments 4, 5 and 6. I refer the staff to my response to Staff Comment 6 in the letter dated June 12, 2008 that is included above in this response letter. The Company has reconsidered its previously disclosed purchase accounting with respect to its acquisition of Aurelio Resource Inc. (“ARI”) set forth of Form 10-KSB for the Fiscal Year Ended December 31, 2006 Note 7 of Notes to Consolidated Financial Statements for the ended December 31, 2006 and the proposed changes to the Company’s financial statements and notes thereto are discussed in detail in my response to Staff Comment 6 in the letter dated June 12, 2008.

The Company proposes to amend its filings as of December 31, 2006 on Form 10-KSB/A for the fiscal year ended December 31, 2006 as set forth in ATTACHMENT B to this response letter and includes the Company’s proposed restated consolidated balance sheet and statements of stockholders’ equity (deficit) as of December 31, 2006 and the proposed revised language to Note 7 Business Acquisitions related to the Company’s purchase accounting for ARI.

5.	Staff Comment 7. The Company proposed to revises its description of the purchase and sale agreement under Note 8 Property Acquisitions as set forth in ATTACHMENT B to this response letter.

6.	Staff Comment 8. I am advising the staff that the notes to the financial statements included in the Company’s Form 8-k filed on August 23, 2006 were for the private company, ARI. The notes to the financial statements in Form 10-KSB/A for the fiscal year ended December 31, 2006 as revised and included in ATTACHMENT B hereto are correct. ARI considered the property described to be a potential mining facility in Arizona comprised of the 30 patented mining claims.

7.	Staff Comment 9. The Company’s certifications will be revised as shown on ATTACHMENT G to this response letter.

Respectfully submitted,

/s/ Robert Gilmore
Robert Gilmore
Financial Advisor
Aurelio Resource Corporation

ATTACHMENT A

Revisions to Form 10-KSB/A

For the fiscal year ended December 31, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB/A

(Mark One)

☒	AMENDED ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2007

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

Commission file number 000-50931

AURELIO RESOURCE CORPORATION

(Name of small business issuer in its charter)

Nevada	33-1086828
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Suite 202, 12345 W. Alameda Pkwy

Lakewood, Colorado, 80228

(Address of principal executive offices) (zip code)

303.795.3030

(Issuer’s telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.    ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):     Yes  ☐    No  ☒

The issuer is in the exploration stage and has no revenues for its most recent fiscal period.

The aggregate market value of the voting stock held by non-affiliates as of March 21, 2008 was $8,181,279.

State the number of shares outstanding of each of the issuer’s classes of equity stock, as of the latest practicable date:

As of March 21, 2008 the Registrant had 39,879,789 common shares issued and outstanding.

Transitional Small Business Disclosure Format (Check one):    Yes  ☐    No  ☒

Documents incorporated by reference: See Part III, Item 13, and “EXHIBIT INDEX” for a listing of documents incorporated by reference into this Annual Report on FORM 10-KSB/A.

ITEM 1	DESCRIPTION OF BUSINESS

The following changes are proposed on page 3

•

Aurelio, through Bolsa, entered into a non-binding letter agreement with Gold City Inc. to lease and purchase 19 unpatented mining claims in return for annual payments increasing from $20,000 in the first year to $35,000 in the fourth year. Aurelio also has an option to purchase these claims for a purchase price of $750,000. Under this letter agreement, Gold City is also entitled to a sliding scale net smelter return royalty increasing from 1.0% to 2.0% as copper prices increase from $1.50 to $3.50 per pound. This royalty only applies to production from the Gold City properties. As of December 31, 2007, the final agreement had not been finalized and no payments had yet been made to transferors.

•

We entered into a conditional agreement with the Rae family that gives us the right to purchase 13 patented mining claims (covering approximately 213 acres) located on the north of the MAN area. As part of the transaction, the Company has also acquired the right to acquire approximately 744 acres of surface rights covering the entire MAN deposit in an area to the west of the deposit, with an additional 292 acres of surface and mineral rights to the east of the deposit. These acquisitions were concluded through Bolsa. The option agreement included an initial down payment of $10,000 and a further down payment of $40,000 before year-end, with additional staged payments over two years for a total cost of $1.3 million. There is no royalty payable on production from any of the patented mining claims.

The following changes are proposed on pages 12 and 13:

General Overview of our Arizona Mining Claims at the Hill Copper-Zinc Property

We are the registered owner of a 100% interest in 35 MAN unpatented mining claims, part of the 119 unpatented mining claims and 45 patented claims located on the Hill Copper-Zinc Project, as described in the table below. The unpatented claims are staked on federal lands administered by the U.S. Bureau of Land Management. In addition to the 13 claims acquired with the purchase of ARI, staked on two earlier occasions and all contiguous with one another, we also staked an additional 17 MAN unpatented mining claims during late 2006 which were recorded at the Bureau of Land Management (BLM) on January 24, 2007 and January 25, 2007. An additional five claims were staked and recorded with the BLM on August 17, 2007. These claims are contiguous with the 13 initial MAN claims. The mining claims are in good standing with all regulatory authorities, and the mining claims are properly registered at Cochise County in Bisbee and with the U.S. Bureau of Land Management in Phoenix, Arizona. The current annual maintenance fees on unpatented mining claims are $125 per claim due on or before August 31 of each year.

The claims staked or otherwise acquired, exploration permits and leases obtained, and other property acquisitions are listed chronologically:

Date	Property Name	Claims Patented		Claims Unpatented	Acres Mineral		Acres Surface
March 7, 2005	BLM filing date - MAN claims; quitclaim deed to Aurelio recorded January 19, 2007			6	(see below	)
November 8, 2005	BLM filing date - MAN claims; quitclaim deed to Aurelio recorded January 19, 2007			7	(see below	)
September 15, 2006	Hope Mining claims	30			550		550
January 24, 2007	BLM filing date - MAN claims			9	(see below	)
January 25, 2007	BLM filing date - MAN claims			8	(see below	)
March 27, 2007	Newmont Mining - claims	2	(2)		24		24
March 28, 2007	Gold City Inc. option(3)			19	242
April 15, 2007	Gold Coin - claims			65	1021
April 15, 2007	Gold Coin - 3 AZ state mineral exploration permits				251
August 6, 2007	Rae Family - claims	13			213		213
	Rae Family - 2 surface rights parcels						744
	Rae Family - surface & mineral rights (homestead patented)				292		292
August 17, 2007	BLM filing date - MAN claims			5	(see below	)
August 28, 2007	Bolsa received 3 AZ state mineral exploration permits, Sections 33, 34, 35, T19S, R25E				1320
September 24, 2007	Graham - 531 Courtland Townsite Lots (overlaps other surface rights)

TOTALS:	Total patented claims	45

	Total unpatented claims			119

	Total acres MAN Area claims				384

	Total acres mineral rights				4297	(1)

	Total acres surface rights						1823	(1)

	Total acres mineral and surface						5041	(1)

(1)	– The total acreages are approximate due to the complexity of overlapping claims as well as incomplete surveys for Gold Coin, MAN Claims and Gold City properties.
(2)	– Newmont held 50% of one of the two claims.
(3)	The Gold City option is in the form of a non-binding signed letter agreement and formal documentation had not been executed and no payments had been made to transferors as of December 31, 2007.

General Overview of our Arizona Mining Claims at the Hill Copper-Zinc Property

In March 2007, the Company entered into an exploration lease and option to purchase letter agreement with Gold City Inc. (Al Conti) for 19 unpatented mining claims to the north of as well as overlapping the initial 13 MAN claims. The Gold City option is in the form of a non-binding signed letter agreement and final documentation had not been executed and no payments had been made to transferors’ as of December 31, 2007. The terms of the non-binding letter agreement call for an initial lease payment of $20,000 at closing, with subsequent payments over four years of $90,000. Should the Company exercise the purchase option, the purchase price will be $750,000 payable by way of a future net smelter royalty of 1% to 2% depending upon the net sales price per pound of copper.

We entered into a conditional agreement with the Rae family that gives us the right to purchase 13 patented mining claims (covering approximately 213 acres) located on the north of the MAN area. As part of the transaction, the Company has also acquired the right to acquire approximately 744 acres of surface rights covering the entire MAN deposit in an area to the west of the deposit, with an additional 292 acres of surface and mineral rights to the east of the deposit. These acquisitions were concluded through Bolsa. The option agreement included an initial down payment of $10,000 and a further down payment of $40,000 before year-end, with additional staged payments over two years for a total cost of $1.3 million. There is no royalty payable on production from any of the patented mining claims.

ITEM 7	FINANCIAL STATEMENTS

Our audited financial statements for year ended December 31, 2007, are described below:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Balance Sheets as at December 31, 2007 and 2006

(c)	Consolidated Statements of Operations for the year ended December 31, 2007, the seven months ended December 31, 2006 and the period from inception (February 19, 2004) to December 31, 2007

(d)	Consolidated Statements of Stockholders’ Equity (Deficit) for the period from inception (February 19, 2004) to December 31, 2007

(e)	Consolidated Statements of Cash Flows for the year ended December 31, 2007, the seven months ended December 31, 2006 and the period from inception (February 19, 2004) to December 31, 2007

(f)	Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Aurelio Resource Corporation

We have audited the accompanying consolidated balance sheets of Aurelio Resource Corporation (formerly Furio Resources, Inc.) as of December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2007 and the seven months ended December 31, 2006 and for the period from inception (February 19, 2004) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurelio Resource Corporation as of December 31, 2007 and December 31, 2006 and the results of operations and cash flows for the year ended December 31, 2007 and the seven months ended December 31, 2006 and for the period from inception (February 19, 2004) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $3,379,987 for the year ended December 31, 2007, and has an accumulated deficit of $4,449,263 at December 31, 2007. These factors, and others discussed in Note 3, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

/s/ Haynie & Company

Littleton, CO

March 31, 2008

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	Dec. 31, 2007	Dec. 31, 2006
ASSETS
Current assets
Cash	$268,410	$464,521
Advances	3,478	—
Security deposits	4,765	2,255
Prepaid expenses	3,233	—
Reclamation bond - MAN claims drilling	36,714
Deposit for core drilling	—	150,000

Total current assets	316,600	616,776

Mining claims	1,955,300	1,805,300
Property and equipment, net	62,570	55,489

	2,017,870	1,860,789

Total Assets	$2,334,470	$2,477,565

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$373,745	$242,301
Accounts payable-related parties	561,103	15,319
Short term note payable	253,836	—
Current portion of long-term debt	9,819	8,693

Total current liabilities	1,198,503	266,313

Long-term debt	8,130	17,908
Note payable - Courtland Claims	950,000	950,000

	958,130	967,908

Total Liabilities	2,156,633	1,234,221

Stockholders’ Equity
Common stock, $.001 par value; 487,500,000 shares authorized; 34,647,155 issued and outstanding	34,648	32,437
Additional paid in capital	4,595,707	2,281,763
Accumulated deficit during the exploration stage	(4,449,263)	(1,069,276)
Cumulative effect of currency translation	(3,255)	(1,580)

Total Stockholders’ Equity	177,837	1,243,344

Total Liabilities and Stockholders’ Equity	$2,334,470	$2,477,565

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Feb. 19, 2004 (Inception) Through Dec. 31, 2007
Revenue	$—	$—	$—

Expenses:
Depreciation	13,021	2,628	15,649
Directors’ fees	896,000	—	896,000
General and administrative	633,464	326,114	945,457
Mineral property expenditures	1,279,875	459,835	1,789,834
Professional fees	549,454	193,326	801,586

	3,371,814	981,903	4,448,526

Loss from operations	(3,371,814)	(981,903)	(4,448,526)
Other income (expense)
Other income	50,395	—	50,395
Interest income	8,688	8,154	17,157
Interest expense	(67,256)	(1,033)	(68,289)

Loss before provision for income tax	(3,379,987)	(974,782)	(4,449,263)
Provision for income tax	—	—	—

Net loss	(3,379,987)	(974,782)	(4,449,263)
Other comprehensive income (loss) - net of tax
Foreign currency translation losses	(1,675)	(1,580)	(3,255)

Comprehensive loss	$(3,381,662)	$(976,362)	$(4,452,518)

Net loss per share
(Basic and fully diluted)	$(0.10)	$(0.03)

Weighted average number of common shares outstanding	33,572,482	31,260,355

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Cumulative Effect of Currency Translation	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, December 31, 2005	31,401,500	$31,402	$64,798	$(94,494)	$—	$1,726

Common stock returned for cancellation	(12,965,000)	(12,965)	12,965	—	—	—

Common stock issued for acquisition of Subsidiaries	10,000,000	10,000	440,000	—	—	450,000

Common stock issued for cash at $0.40 per share, September 2006	4,000,000	4,000	1,596,000	—	—	1,600,000

Common stock options issued	—	—	168,000	—	—	168,000
Net loss	—	—	—	(974,782)	(1,580)	(976,362)

Balance, December 31, 2006	32,436,500	32,437	2,281,763	(1,069,276)	(1,580)	1,243,344

(Continued On Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Continued From Previous Page)

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Cumulative Effect of Currency Translation	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, December 31, 2006	32,436,500	32,437	2,281,763	(1,069,276)	(1,580)	1,243,344

Expense associated with issuance of stock options to directors and employees for services, Mar 2007	—	—	117,000	—	—	117,000

Common stock issued for services under Incentive Compensation Plan, February 2007	237,110	237	229,763	—	—	230,000

Common stock issued for services under Incentive Compensation Plan, March 2007	16,990	17	17,483	—	—	17,500

Expense associated with issuance of stock options to directors and employees for services, Jun 2007	—	—	288,500	—	—	288,500

Common stock issued for cash at $0.90 per share, June 2007	1,476,555	1,477	1,327,178	—	—	1,328,655

Common stock issued for services at $1.05 per share, October 2007	30,000	30	31,470	—	—	31,500

Common stock issued for services at $0.63 per share, October 2007	150,000	150	94,350	—	—	94,500

Common stock issued for cash at $0.79 per share, October 2007	100,000	100	78,900	—	—	79,000

Common stock issued for services at $0.60 per share, December 2007	150,000	150	89,850	—	—	90,000

Common stock issued for cash at $0.79 per share, December 2007	50,000	50	39,450	—	—	39,500

Net loss	—	—	—	(3,379,987)	(1,675)	(3,381,662)

Balance, December 31, 2007	34,647,155	$34,648	$4,595,707	$(4,449,263)	$(3,255)	$177,837

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Feb. 19, 2004 (Inception) Through Dec. 31, 2007
Cash Flows From Operating Activities:
Net loss	$(3,379,987)	$(974,782)	$(4,449,263)
Adjustments to reconcile comprehensive loss to net cash provided by (used for) operating activities:
Depreciation	13,021	2,628	15,649
Non-cash stock-based compensation expense	869,000	168,000	1,037,000
Interest accrued on S/T note	3,836	—	3,836
Changes in current assets and liabilities:
Advances	(3,478)	—	(3,478)
Security deposits	(2,510)	(2,255)	(4,765)
Prepaid expense	(3,233)	—	(3,233)
Reclamation bond - MAN claims drilling	(36,714)	—	(36,714)
Deposit for core drilling	150,000	(150,000)	—
Accounts payable and accrued liabilities	131,444	89,800	373,745
Accounts payable - related parties	545,784	15,319	561,103

Net cash provided by (used for) operating activities	(1,712,837)	(851,290)	(2,506,120)

Cash Flows From Investing Activities:
Purchase of mining claims - net	(150,000)	(253,614)	(403,614)
Purchase of fixed assets - net	(20,102)	(31,516)	(51,618)

Net cash provided by (used for) investing activities	(170,102)	(285,130)	(455,232)

(Continued On Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued From Previous Page)

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Feb. 19, 2004 (Inception) Through Dec. 31, 2007
Cash Flows From Financing Activities:
Short term note payable	250,000	—	250,000
L/T debt principal repayment	(8,652)	—	(8,652)
Proceeds from exercise of stock options	118,500	—	118,500
Issuance of common stock	1,328,655	1,600,000	2,873,169

Net cash provided by (used for) financing activities	1,688,503	1,600,000	3,233,017

Effect of exchange rate changes on cash	(1,675)	(1,580)	(3,255)

Net Increase (Decrease) In Cash	(196,111)	462,000	268,410
Cash At The Beginning Of The Period	464,521	2,521	—

Cash At The End Of The Period	$268,410	$464,521	$268,410

Schedule Of Non-Cash Investing And Financing Activities

Acquisition of Minera Milenium, S.A. de C.V.	$—	$(46)	$(46)
Acquisition of Aurelio Resources, Inc.	—	450,000	450,000
Mineral properties	—	1,805,300	1,955,300
Less note payable	—	(950,000)	(950,000)
Fixed assets	—	58,117	78,219
Less long-term debt	—	(26,601)	(26,601)

Supplemental Disclosure

Cash paid for interest	(63,420)	(1,033)	(64,453)
Cash paid for income taxes	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 19, 2004 (Inception) through December 31, 2007

NOTE 2	CHANGE OF YEAR END

This Note has been deleted as 2007 is not a transitional year and all financial statement information presented, as amended, is for comparative periods. All remaining Notes to the Consolidated Financial Statements presented below have been renumbered from the original filing on Form 10-KSB.

NOTE 3	SIGNIFICANT ACCOUNTING POLICIES

Revised language pertaining to significant accounting policies adopted by the Company is as follows:

Mineral properties and exploration expenditures

The costs of acquiring mineral claims and properties are capitalized and we expect to amortize such costs over their estimated useful lives following the commencement of commercial production or charge such costs to expense if the properties are sold or abandoned. If it is determined that a property is not economically viable based upon scoping or feasibility studies, the capitalized costs of patented claims and surface rights will be written off. If the studies show the carrying value to be in excess of their economic value, then the properties will be considered impaired and will be written down to their current economic value.

Exploration expenses and the costs for carrying and retaining mineral properties and claims are expensed as incurred.

When it is determined that a mineral deposit can be economically and legally extracted or produced based on established proven and probable reserves based on an independent feasibility study that shows the economic viability of the deposit as confirmed by a Competent Person, subsequent development and construction costs incurred after such determination will be capitalized. Upon the commencement of commercial production, such capitalized costs will be amortized on the units of production basis using the estimated proven and probable reserves as the depletion basis.

NOTE 7	SEGMENT INFORMATION

The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. Prior to June 2006, the Company was an exploration company with a property in Alaska. Following is the segment information for the periods ending December 31, 2007.

	Arizona	Mexico	Corporate	Total
As of and for the twelve months ended December 31, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	1,500	2,592	8,929	13,021
Mineral property expenditures	1,112,773	107,102	60,000	1,279,875
Operating loss	1,276,455	137,054	1,958,305	3,371,814
Other income	135	—	58,948	59,083
Interest expense	60,599	—	6,657	67,256
Net loss	1,336,919	137,054	1,906,014	3,379,987
Additions to fixed assets	15,000	402	4,700	20,102
Total assets	2,018,911	18,204	297,355	2,334,470

As of and for the twelve months ended December 31, 2006:
Revenue	—	—	—	—
Depreciation expense	—	421	2,207	2,628
Mineral property expenditures	437,658	22,177	—	459,835
Operating loss	527,300	60,656	393,947	981,903
Other income	10	—	8,144	8,154
Interest expense	—	—	1,033	1,033
Net loss	527,290	60,656	386,636	974,782
Additions to fixed assets	—	13,485	44,632	58,117
Total assets	1,992,947	42,829	441,789	2,477,565

As of and since inception through December 31, 2007:
Revenue	—	—	—	—
Depreciation expense	1,500	3,013	11,136	15,649
Mineral property expenditures	1,550,431	129,279	110,124	1,789,834
Operating loss	1,803,755	197,710	2,447,061	4,448,526
Other income	145	—	67,407	67,552
Interest expense	60,799	—	7,490	68,289
Net loss	1,864,409	197,710	2,387,144	4,449,263
Additions to fixed assets	15,000	13,887	49,332	78,219
Total assets	2,018,911	18,204	297,355	2,334,470

NOTE 8	BUSINESS ACQUISITIONS

On July 5, 2006 the Company acquired 98% of the outstanding stock Minera Milenium in a transfer of benefit from ARI in a transaction accounted for as a business purchase. ARI was not a related party at the date of transfer. The net worth of Minera Milenium at fair value on July 5, 2006 was $(46). The primary reason for this acquisition was to acquire the rights to the option to earn a 100% interest in three mining claims/concessions in Durango, Mexico.

On August 17, 2006 the Company acquired 100% of outstanding stock of ARI in a transaction accounted for as a business purchase, by issuing 10,000,000 common shares priced at $0.045 per share for 100% of the outstanding stock of ARI. The price per share represents a 25% discount from the quoted price per share at the closing date and was determined by the Board of Directors to represent the fair value of the shares issued given that such common shares were restricted from being freely traded and that the market for the Company’s shares had been highly illiquid for more than one year prior to consummation of the transaction. The primary reason for the acquisition was to acquire the 100% interest in thirteen mining claims on a property located in southeastern Arizona.

The Company has restated its purchase cost for the acquisition of ARI as a result of changing its accounting policy related to capitalizing rather than expensing the acquisition costs of unpatented mining claims as had previously been reported (refer to Note 3 Significant Accounting Policies, Mineral Properties and Exploration Expenditures). This restatement has resulted in changes to the following items included in the Company’s financial statements as follows: The carrying values of mineral properties and additional paid-in capital included in the Consolidated Balance Sheets as of December 31, 2007 and December 31, 2006; Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2007 and 2006; Schedule Of Non-Cash Investing And Financing Activities included in Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006; and Segment Information contained elsewhere in these Notes to Consolidated Financial Statements.

The allocation of the purchase costs to ARI’s assets and liabilities (unaudited) are as follows:

Purchase cost

	Shares	Value
Issuance of Aurelio Resource Corporation common stock	10,000,000	$450,000

Allocation of Purchase Cost

Current assets	$10,875
Mineral claims	601,686
Equipments, net	1,239
Accounts payable	(40,741)
Advance on investment	(103,150)
Accounts payable – related parties	(19,863)

Net Asset Value	$450,000

We calculated unaudited proforma results of operations for the year ended December 31, 2006, presented as if the acquisition of ARI had taken place on January 1, 2006. The results would have shown a net loss for the year ended December 31, 2006 of $987,424 or $(0.03) per share.

NOTE 9	PROPERTY ACQUISITIONS

Date	Property Name	Asset Cost	Liabilities
August 17, 2000	MAN claims (refer to Note 9)	$601,686	$—
September 15, 2006	Hope Mining claims	1,203,614	950,000
March 27, 2007	Newmont Mining – claims (option payments – option exercised in March 2008)	75,000	—
August 6, 2007	Rae Family – claims, surface and mineral rights (option payments – expected to close in April 2008)	50,000	—
September 24, 2007	Graham - 524 Courtland Townsite lots (overlap other surface rights) (option payment)	25,000	—

TOTAL		$1,955,300	$950,000

On May 15, 2006 our subsidiary, ARI, entered into a non-binding agreement in principal with Hope Mining and Milling Company (“Hope MMC”), an Arizona corporation, concerning the acquisition by ARI of 30 patented mining claims known as the Courtland Claims and located in the Turquoise Mining District, Cochise County, Arizona. On September 18, 2006, ARI, Bolsa and Hope MMC amended the terms of the agreement whereby Bolsa accepted the assignment and completed the acquisition of the 30 patented mining claims from Hope MMC. The purchase price for the claims was $1,200,000 with a $250,000 paid at closing and the remaining balance of $950,000 payable under an interest-only four year term 6% straight line annual interest-only promissory note, secured by a deed of trust, with a balloon payment at the end of year four.

In April 2007, we executed and made the initial payment under a purchase agreement with a subsidiary of Newmont Mining Corporation, whereby the Company is acquiring two patented mining claims covering 24 acres adjacent to our MAN claims in Cochise County, Arizona. The purchase price is $100,000, payable in four equal installments of $25,000 upon each of signing and six, nine and 12 months after the signing of the purchase agreement, whereupon the option will be exercised and the properties purchased. Newmont will also receive a 1% Net Smelter Returns Royalty on the patented claims and on any properties Aurelio currently owns or acquires within a designated Area of Interest. As the purchase price is for patented claims, the cost of the option payments is capitalized as incurred.

In March 2007, the Company entered into an exploration lease and option letter agreement with Gold City Inc. (Al Conti) for the purchase of 19 unpatented mining claims to the north of as well as overlapping the initial 13 MAN claims. The Gold City option is in the form of a non-binding signed letter agreement and final documentation had not been executed and no payments had been made to transferors’ as of December 31, 2007. The terms of the non-binding letter agreement call for an initial lease payment of $20,000 at closing, with subsequent payments over four years of $90,000. Should the Company exercise the purchase option, the purchase price will be $750,000 payable by way of a future net smelter royalty of 1% to 2% depending upon the net sales price per pound of copper.

In April 2007, we also completed a mineral lease and option agreement with three individual owners of 65 “Gold Coin” mineral claims and three Arizona State Mineral Exploration Permits on the Hill Copper-Zinc Project in Cochise County, Arizona. The “Gold Coin” claims and the three Exploration Permits cover 1272 acres. These new properties are all located to the south and southeast of the MAN claims. The option agreement includes an initial payment of $20,000 with additional staged payments for a total cost of $1.5 million. In addition, there is a royalty of 1% of production of base metals and 2.5% of precious metals.

Effective August 6, 2007, through Bolsa, we entered into an agreement that gives the Company the right to purchase certain mineral claims and properties for $1.3 million subject to various conditions being met to the Company’s satisfaction. At the time of signing the conditional agreement, the Company made a $10,000 down payment into escrow. A second earnest money payment of $40,000 was paid into escrow on September 14, 2007 following the completion of inspection and further due diligence. Provided all conditions are met and, in particular, following the completion and acceptance of a survey on the property that is expected to be completed early in April 2008, Bolsa will pay an additional $210,000 and will become obligated to pay the remaining balance of $1,040,000 pursuant to a promissory note payable. The promissory note will be payable in four equal installments together with simple interest at 7% per annum on the outstanding balance and will be secured by a purchase money first deed of trust on the property. Under the agreement, the mineral properties to be acquired include 13 patented mining claims covering approximately 213 acres located on the northern edge of the MAN area that is part of the Company’s Hill Copper-Zinc Project in Cochise County, Arizona. There is no royalty payable on production from any of the 13 patented mining claims. In addition, we also have the right to acquire approximately 744 acres of surface rights in an area to the west of the deposit and 292 acres of surface with mineral rights, collectively known as the Rae Property.

On September 24, 2007 Bolsa entered into a purchase option agreement with Mrs. Kay B. Graham for the purchase of approximately 90% of the Courtland Townsite lots. These lots are real property interests held by fee simple in the Courtland Townsite area. Bolsa paid $25,000 as an option payment for the option which extends until January 31, 2010. The full purchase price of $125,000 is payable within 30 days of Bolsa giving notice and the option payment will be deducted from the purchase price. As the purchase price is for townsites, the cost of the option payment has been capitalized.

During 2007, the Company staked 17 new unpatented claims around the initial 13 MAN claims, including the area between the recently purchased Courtland claims and the MAN claims The Company also staked an additional five unpatented BLM lode mining claims to the north and northeast of the MAN deposit. These claims are adjacent to, as well as to the east of the patented Hope claims purchased in September of 2006 covering the Courtland area. The Company also applied for three Arizona State Mineral Exploration Permits covering an estimated 1,320 acres. The Exploration Permits are located to the south and southeast of the MAN deposit. As these payments are for unpatented claims and permits, the payments will be expensed as incurred.

NOTE 14	STOCK OPTIONS

The board of directors adopted the 2006 Stock Option Plan (the “Plan”) on September 15, 2006 and reserved two million eight hundred thousand (2,800,000) common shares to be made available for grant under the Plan. On December 6, 2007, the board of directors amended the Plan by increasing the total shares reserved under the Plan to three million two hundred thousand (3,200,000) common shares available for grant. The purpose of the Plan is to afford the persons who provide services to our company or any of its subsidiaries or affiliates, whether directors, officers, consultants or employees of our company or its subsidiaries or affiliates, an opportunity to obtain a proprietary interest in our company by permitting them to purchase common shares of our stock and to aid in attracting, as well as retaining and encouraging the continued involvement of such persons with us. Under the terms of the Plan, the board of directors has full authority to administer the Plan in accordance with the terms of the Plan and at any time amend or revise the terms of the Plan provided, however, that no amendment or revision shall alter the terms of options already granted. The shareholders ratified and approved the adoption of the 2006 Stock Option Plan at the Annual General Meeting of Stockholders held on May 18, 2007.

Under the Plan, the exercise price of the shares covered by each option shall be determined by the directors and shall be not less than the closing price of our common shares on the stock exchange, quotation system or stock exchanges on which the shares are listed on the date of the grant or the day the fair market value is to be determined or the immediately preceding the day on which the stock is reported. If granted to an employee or director the per share exercise price shall be not less than the fair market value of the share on the date of the grant, unless the grant is to an employee who holds more than 10% of the voting power of our stock, in which case the per share exercise price shall be not less than 110% of the fair market value on the date of the grant. Options granted under the

Plan vest immediately for non-employee directors and the vesting schedule for all others granted options under the Plan will be established by the Board or a committee appointed by the Board to administer the Plan on behalf of the Board. Our company has not established a separate committee to this date. Options granted under the Plan will not be transferable and, if they are not exercised, will expire thirty (30) days following the date the optionee ceases to be director, officer, employee or consultant of our company unless by death, in which case the option may be exercised within 12 months following the date of death.

At December 31, 2007, 875,000 options were available for grant under the Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing method. Compensation costs related to options with graded vesting are recognized on a straight-line basis over the vesting period. The expected life for options with a contractual life of 3 to 5 years is derived from historical data pertaining to option exercises. Expected volatilities are based on historical volatilities of similar companies within the industry due to the lack of history of our common stock. The risk-free interest rate is derived from the U.S. Treasury yields in effect at the time of grant and the dividend yield is based on historical experience and expected future changes. A summary of the weighted average assumptions used to value options granted and the grant date fair value follows:

	Year Ended December 31,
	2006	2007
Expected life (in years)	1 – 2	1 – 2.5
Risk-free interest rate	4.97%	4.97% - 5%
Expected volatility	81%	81%
Dividend yield	0%	0%
Fair value	$0.34	$0.51

A summary of the status of the Plan as of December 31, 2007 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	500,000	$0.81
Granted	1,825,000	$1.07
Exercised	(150,000)	$0.79

Outstanding at December 31, 2007	2,175,000	$1.03	4.0	$—

Exercisable at December 31, 2007	1,175,000	$0.99	3.7	$—

Compensation expense for grants of common stock options to directors were $170,000 and $405,500 for the years ended December 31, 2006 and 2007, respectively, and are included in Directors’ fees. With respect to vesting, 325,000 options were granted during the first two quarters of 2007 with immediate vesting, and options to acquire 1,500,000 shares were vested as to one third on the date of grant and one third on each of the first and second anniversary of the grants. The total intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was $0 for both years ended December 31, 2006 and 2007. As of December 31, 2007, there was approximately $534,000 of total unrecognized compensation cost related to unvested stock options. All the non-exercisable stock options granted in the second quarter and outstanding at year-end (for 1,000,000 shares, which had a weighted-average grant date fair market value of $0.45/share), for which compensation expense had not been booked, were cancelled subsequent to year-end.

ATTACHMENT B

Revisions to Form 10-KSB/A

For the fiscal year ended December 31, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB/A

(Mark One)

☐	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2006

OR

☒	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the transition period from May 31, 2006 to December 31, 2006

Commission file number 000-50931

AURELIO RESOURCE CORPORATION

(Name of small business issuer in its charter)

Nevada	33-1086828
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Suite 202, 12345 Alameda Parkway

Lakewood, Colorado, 80228

(Address of principal executive offices) (Zip code)

303.795.3030

(Issuer’s telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

State issuer’s revenues for its most recent fiscal year: $ Nil.

The aggregate market value of the voting stock held by non-affiliates as of March 28, 2007 was $28,706,432 based upon the average of bid and ask closing prices on March 28, 2007.

State the number of shares outstanding of each of the issuer’s classes of equity stock, as of the latest practicable date: 32,690,600 common shares issued outstanding as of March 28, 2007.

Documents incorporated by reference: See Part III, Item 13, and “EXHIBIT INDEX” for a listing of documents incorporated by reference into this Annual Report on FORM 10-KSB/A.

Transitional Small Business Disclosure Format (Check one):    Yes  ☒    No  ☐

ITEM 7	FINANCIAL STATEMENTS

Our audited financial statements for the seven months ended December 31, 2006, are described below:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Balance Sheets as at December 31, 2006 and May 31, 2006

(c)	Consolidated Statements of Operations for the seven months ended December 31, 2006, the year ended May 31, 2006 and the period from inception (February 19, 2004) to December 31, 2006

(d)	Consolidated Statements of Stockholders’ Equity (Deficit) for the period from inception (February 19, 2004) to December 31, 2006

(e)	Consolidated Statements of Cash Flows for the seven months ended December 31, 2006, the year ended May 31, 2006 and the period from inception (February 19, 2004) to December 31, 2006

(f)	Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Aurelio Resource Corporation

We have audited the accompanying consolidated balance sheets of Aurelio Resource Corporation (formerly Furio Resources, Inc.) as of December 31, 2006 and May 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the seven months ended December 31, 2006 and the year ended May 31, 2006 and for the period from inception (February 19, 2004) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Aurelio Resource Corporation as of May 31, 2005 were audited by other auditors whose report dated July 19, 2005 on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Aurelio Resource Corporation as of December 31, 2006 and May 31, 2006 and the results of operations and cash flows for the seven months ended December 31, 2006 and the year ended May 31, 2006 and for the period from inception (February 19, 2004) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred losses of $957,221 for the seven months ended December 31, 2006, and has an accumulated deficit of $1,069,276 at December 31, 2006. These factors, and others discussed in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

/s/ Mason Russell West, LLC (now “Haynie & Company”)

Littleton, CO

March 27, 2007, except for Note 7, as to which the date is             , 2008

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	Dec. 31, 2006	May 31, 2006
ASSETS
Current assets
Cash	$464,521	$2,521
Security deposits	2,255	—
Deposit for core drilling	150,000	—

Total current assets	616,776	2,521

Mining claims	1,805,300	—
Equipment, net	55,489	—

	1,860,789	—

Total Assets	$2,477,565	$2,521

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$242,301	$18,376
Accounts payable-related parties	15,319	—
Current portion of long-term debt	8,693	—

Total current liabilities	266,313	18,376

Long-term debt	17,908	—
Note payable - Courtland Claims	950,000	—

	967,908	—

Total Liabilities	1,234,221	18,376

Stockholders’ Equity
Common stock, $0.001 par value; 487,500,000 shares authorized; 32,436,500 issued and outstanding	32,437	31,402
Additional paid in capital	2,281,763	64,798
Deficit accumulated during exploration stage	(1,069,276)	(112,055)
Cumulative effect of currency translation	(1,580)	—

Total Stockholders’ Equity	1,243,344	(15,855)

Total Liabilities and Stockholders’ Equity	$2,477,565	$2,521

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Seven Months Ended Dec. 31, 2006	Twelve Months Ended May 31, 2006	Feb. 19, 2004 (Inception) Through Dec. 31, 2006
Revenue	$—	$—	$—

Expenses:
Bank charges	1,560	134	1,961
Depreciation	2,628	—	2,628
Non-cash compensation expense	168,000	—	168,000
General and administrative expenses	77,181	—	77,181
Mineral property expenditures	459,835	6,430	509,959
Office expenses	38,080	660	39,444
Professional and filing fees	193,326	29,026	252,132
Transfer agent	1,700	500	3,375
Travel	22,032	—	22,032

	964,342	36,750	1,076,712

Loss from operations	(964,342)	(36,750)	(1,076,712)
Other income (expense)
Interest income	8,154	—	8,469
Interest expense	(1,033)	—	(1,033)

Income (loss) before provision for income tax	(957,221)	(36,750)	(1,069,276)
Provision for income tax	—	—	—

Net income (loss)	(957,221)	(36,750)	(1,069,276)
Other comprehensive income (loss) - net of tax
Foreign currency translation gains (losses)	(1,580)	—	(1,580)

Comprehensive loss	$(958,801)	$(36,750)	$(1,070,856)

Net income (loss) per share
(Basic and fully diluted)	$(0.03)	$(0.00)

Weighted average number of common shares outstanding	31,260,355	31,401,500

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Cumulative Effect of Currency Translation	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, February 19, 2004 (date of inception)	—	$—	$—	$—	$—	$—
Common stock issued for cash at $0.002 per share, March 2004	13,000,000	13,000	7,000	—	—	20,000
Common stock issued for cash at $0.004 per share, April 2004	18,200,000	18,200	51,800	—	—	70,000
Common stock issued for cash at $0.03 per share, May 2004	201,500	202	5,998	—	—	6,200
Net loss	—	—	—	(14,607)	—	(14,607)
Balance, May 31, 2004	31,401,500	31,402	64,798	(14,607)	—	81,593
Net loss	—	—	—	(60,698)	—	(60,698)
Balance, May 31, 2005	31,401,500	31,402	64,798	(75,305)	—	20,895
Net loss	—	—	—	(36,750)	—	(36,750)
Balance, May 31, 2006	31,401,500	31,402	64,798	(112,055)	—	(15,855)
Common stock returned for cancellation	(12,965,000)	(12,965)	12,965	—	—	—
Common stock issued for acquisition of Subsidiaries	10,000,000	10,000	440,000	—	—	450,000
Common stock issued for cash at $0.40 per share, September 2006	4,000,000	4,000	1,596,000	—	—	1,600,000
Common stock options issued	—	—	168,000	—	—	168,000
Net loss	—	—	—	(957,221)	(1,580)	(958,801)
Balance, December 31, 2006	32,436,500	$32,437	$1,680,077	$(1,069,276)	$(1,580)	$1,243,344

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Seven Months Ended Dec. 31, 2006	Twelve Months Ended May 31, 2006	Feb. 19, 2004 (Inception) Through Dec. 31, 2006
Cash Flows From Operating Activities:
Net loss	$(957,221)	$(36,750)	$(1,069,276)
Adjustments to reconcile comprehensive loss to net cash provided by (used for) operating activities:
Depreciation	2,628	—	2,628
Non-cash compensation expense	168,000	—	168,000
Changes in current assets and liabilities:
Deposit for core drilling	(150,000)	—	(150,000)
Security deposits	(2,255)	—	(2,255)
Accounts payable and accrued liabilities	72,239	(12,066)	242,301
Accounts payable - related parties	15,319	—	15,319

Net cash provided by/(used for) operating activities	(851,290)	(48,816)	(793,283)

Cash Flows Used For Investing Activities:
Purchase of mining claims - net	(253,614)	—	(253,614)
Purchase of fixed assets - net	(31,516)	—	(31,516)

Net cash provided by/(used for) investing activities	(285,130)	—	(285,130)

(Continued On Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued From Previous Page)

	Seven Months Ended Dec. 31, 2006	Twelve Months Ended May 31, 2006	Feb. 19, 2004 (Inception) Through Dec. 31, 2006
Cash Flows From Financing Activities:
Issuance of common stock for cash	1,600,000	—	1,544,514

Net cash provided by/(used for) financing activities	1,600,000	—	1,544,514

Effect of exchange rate changes on cash	(1,580)	—	(1,580)

Net Increase/(Decrease) In Cash	462,000	(48,816)	464,521
Cash At The Beginning Of The Period	2,521	51,337	—

Cash At The End Of The Period	$464,521	$2,521	$464,521

Schedule Of Non-Cash Investing And Financing Activities

Acquisition of Minera Milenium, S.A. de C.V.	$(46)	$—	$(46)
Acquisition of Aurelio Resources, Inc.	450,000	—	450,000

Supplemental Disclosure

Mineral properties	1,805,300	—	1,805,300
Less note payable	(950,000)	—	(950,000)
Fixed asset purchases	58,117	—	58,117
Less long-term debt	(26,601)	—	(26,601)
Cash paid for interest	(1,033)	—	(1,033)
Cash paid for income taxes	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 19, 2004 (Inception) through December 31, 2006

NOTE 3	SIGNIFICANT ACCOUNTING POLICIES

Revisions to significant accounting policies adopted by the Company are as follows:

Mineral properties and exploration expenditures

The costs of acquiring mineral claims and properties are capitalized and we expect to amortize such costs over their estimated useful lives following the commencement of commercial production or charge such costs to expense if the properties are sold or abandoned. If it is determined that a property is not economically viable based upon scoping or feasibility studies, the capitalized costs of patented claims and surface rights will be written off. If the studies show the carrying value to be in excess of their economic value, then the properties will be considered impaired and will be written down to their current economic value.

Exploration expenses and the costs for carrying and retaining mineral properties and claims are expensed as incurred.

When it is determined that a mineral deposit can be economically and legally extracted or produced based on established proven and probable reserves based on an independent feasibility study that shows the economic viability of the deposit as confirmed by a Competent Person, subsequent development and construction costs incurred after such determination will be capitalized. Upon the commencement of commercial production, such capitalized costs will be amortized on the units of production basis using the estimated proven and probable reserves as the depletion basis.

NOTE 6	SEGMENT INFORMATION

For the seven months ended December 31, 2006, the Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. Prior to June 2006, the Company was an exploration company with no significant activity. Following is the segment information for the periods ending December 31, 2006 and May 31, 2006:

	Arizona	Mexico	Corporate	Total
As of and for the seven months ended December 31, 2006:
Revenue	$—	$—	$—	$—
Depreciation expense	—	421	2,207	2,628
Mineral property expenditures	437,658	22,177	—	459,835
Operating loss	527,300	60,656	376,386	964,342
Other income	10	—	8,144	8,154
Interest expense	200	—	833	1,033
Net loss	527,290	60,656	369,075	974,782
Additions to fixed assets	—	13,485	44,632	58,117
Total assets	1,992,947	42,829	441,789	2,477,565
As of and for the twelve months ended May 31, 2006:
Revenue	—	—	—	—
Depreciation expense	—	—	—	—
Mineral property expenditures	—	—	—	—
Operating loss	—	—	36,750	36,750
Other income	—	—	—	—

Interest expense	—	—	—	—
Net loss	—	—	36,750	36,750
Additions to fixed assets	—	—	—	—
Total assets	—	—	2,521	2,521
As of and since inception through December 31, 2006:
Revenue	$—	$—	$—	$—
Depreciation expense	—	421	2,207	2,628
Mineral property expenditures	437,658	22,177	50,124	509,959
Operating loss	527,300	60,656	488,756	1,076,712
Other income	10	—	8,459	8,469
Interest expense	200	—	833	1,033
Net loss	527,490	60,656	481,130	1,069,276
Additions to fixed assets	—	13,485	44,632	58,117
Total assets	1,992,947	42,829	441,789	2,477,565

NOTE 7	BUSINESS ACQUISITIONS

On July 5, 2006 the Company acquired 98% of the outstanding stock Minera Milenium in a transfer of benefit from ARI in a transaction accounted for as a business purchase. ARI was not a related party at the date of transfer. The net worth of Minera Milenium at fair value on July 5, 2006 was $(46). The primary reason for this acquisition was to acquire the rights to the option to earn a 100% interest in three mining claims/concessions in Durango, Mexico.

On August 17, 2006 the Company acquired 100% of outstanding stock of ARI in a transaction accounted for as a business purchase, by issuing 10,000,000 common shares priced at $0.045 per share for 100% of the outstanding stock of ARI. The price per share represents a 25% discount from the quoted price per share at the closing date and was determined by the Board of Directors to represent the fair value of the shares issued given that such common shares were restricted from being freely traded and that the market for the Company’s shares had been highly illiquid for more than one year prior to consummation of the transaction. The primary reason for the acquisition was to acquire the 100% interest in thirteen mining claims on a property located in southeastern Arizona.

The Company has restated its purchase cost for the acquisition of ARI as a result of changing its accounting policy related to capitalizing rather than expensing the acquisition costs of unpatented mining claims as had previously been reported (refer to Note 3 Significant Accounting Policies, Mineral Properties and Exploration Expenditures). This restatement has resulted in changes to the following items included in the Company’s financial statement statements as follows: the carrying values of mineral properties and additional paid-in capital included in the Consolidated Balance Sheets as of December 31, 2006; Consolidated Statements of Stockholders’ Equity (Deficit) for the period ended December 31, 2006; Schedule Of Non-Cash Investing And Financing Activities included in Consolidated Statements of Cash Flows for the seven months ended December 31, 2006; and Segment Information contained elsewhere in these Notes to Consolidated Financial Statements.

The allocation of the purchase costs to ARI’s assets and liabilities (unaudited) are as follows:

Purchase cost

	Shares	Value
Issuance of Aurelio Resource Corporation common stock	10,000,000	$450,000

Allocation of Purchase Cost

Current assets	$10,875
Mineral claims	601,686
Equipments, net	1,239
Accounts payable	(40,741)
Advance on investment	(103,150)
Accounts payable - related parties	(19,863)

Net Asset Value	$450,000

We calculated unaudited proforma results of operations for the year ended December 31, 2006, presented as if the acquisition of ARI had taken place on January 1, 2006. The results would have shown a net loss for the year ended December 31, 2006 of $987,424 or $(0.03) per share.

NOTE 8	PROPERTY ACQUISITION

On May 15, 2006 our subsidiary, ARI, entered into a non-binding agreement in principal with Hope Mining and Milling Company (“Hope MMC”), an Arizona corporation, concerning the acquisition by ARI of 30 patented mining claims known as the Courtland Claims and located in the Turquoise Mining District, Cochise County, Arizona. On September 18, 2006, ARI, Bolsa and Hope MMC amended the terms of the agreement whereby Bolsa accepted the assignment and completed the acquisition of the 30 patented mining claims from Hope MMC. The purchase price for the claims was $1,200,000 with a $250,000 paid at closing and the remaining balance of $950,000 payable under an interest-only four year term 6% straight line annual interest-only promissory note, secured by a deed of trust, with a balloon payment at the end of year four.

ATTACHMENT C

Revisions to Form 10-QSB/A

For the quarterly period ended March 31, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q/A

☒	AMENDED QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the Quarterly Period Ended March 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

AURELIO RESOURCE CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	000-50931	33-1086828
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

Suite 202, 12345 W. Alameda Pkwy, Lakewood, CO	80228
(Address of principal executive offices)	(Zip Code)

(303) 795-3030

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days.  Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller Reporting	☒

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐    No  ☒

As of May 14, 2008 the registrant had 40,147,644 common shares outstanding.

PART I

FINANCIAL INFORMATION

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Mar 31, 2008	Dec 31, 2007
Current assets
Cash	$1,799,867	$268,410
Prepaid expenses and other	12,144	11,476
Reclamation bond - MAN claims drilling	3,003	36,714

Total current assets	1,815,014	316,600

Mining claims	2,000,300	1,955,300
Equipment, net	59,076	62,570

	2,059,376	2,017,870

Total Assets	$3,874,390	$2,334,470

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	59,689	$373,745
Accounts payable - related parties	50,731	561,103
Short term note payable	—	253,836
Current portion , debentures payable (Note 5)	131,235	—
Current portion, long-term debt	10,123	9,819

Total current liabilities	251,778	1,198,503

Long-term debt	5,490	8,130
Note payable - Courtland Claims	950,000	950,000
Debentures Payable (Note 5)	243,749	—

	1,199,239	958,130

Total Liabilities	1,451,017	2,156,633

Stockholders’ Equity
Common stock, $0.001 par value; 487,500,000 shares authorized; Issued and outstanding: 39,879,789 - Mar 2008 and 34,647,155 - Dec 2007	39,880	34,648
Warrant	321,813	—
Additional paid in capital	7,131,916	4,595,707
Deficit accumulated during exploration stage	(5,066,635)	(4,449,263)
Cumulative effect of currency translation	(3,601)	(3,255)

Total Stockholders’ Equity	2,423,373	177,837

Total Liabilities and Stockholders’ Equity	$3,874,390	$2,334,470

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended 31-Mar-2008	Three Months Ended 31-Mar-2007	19-Feb-2004 (Inception) Through 31-Mar-2008
Revenue	$—	$—	$—

Expenses:
Depreciation	3,699	2,766	19,348
General and administrative	(45,319)	314,087	1,796,138
Mineral property expenditures	123,212	242,398	1,913,046
Professional fees	132,265	163,724	933,851

	213,857	722,975	4,662,383

Loss from operations	(213,857)	(722,975)	(4,662,383)

Other income (expense)
Other income	—	—	50,395
Interest income	4,418	869	21,575
Interest expense	(407,933)	(14,293)	(476,222)

Net loss	(617,372)	(736,399)	(5,066,635)

Other comprehensive loss - net of tax
Foreign currency translation loss	(346)	(354)	(3,601)

Comprehensive loss	$(617,718)	$(736,753)	$(5,070,236)

Net loss per share
(Basic and fully diluted)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	37,846,397	32,597,602

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

			Additional Paid-in Capital	Warrant	Deficit Accumulated During Exploration Stage	Cumulative Effect of Currency Translation	Total Stockholders’ Equity (Deficit)
	Common Stock
	Shares	Amount
Balance, December 31, 2006	32,436,500	$32,437	$2,281,763	$—	$(1,069,276)	$(1,580)	$1,243,344
Stock based compensation - issuance of stock options	—	—	405,500		—	—	405,500
Common Shares Issued to officers, directors and employees for services	2,060,655	2,061	1,790,094				1,792,155
Exercise of stock options	150,000	150	118,350		—	—	118,500
Net loss	—	—	—		(3,379,987)	(1,675)	(3,381,662)

Balance, December 31, 2007	34,647,155	$34,648	$4,595,707	$—	$(4,449,263)	$(3,255)	$177,837

Issued for cash	3,333,334	3,333	674,854	321,813			1,000,000
Stock based compensation - issuance of stock options			28,101				28,101
Issued to officers, directors and employees for services	1,899,300	1,899	681,754				683,653
Cancellation of stock options			(348,500)				(348,500)
Issuance of debenture							—
Discount attributed to issuance of warrants			1,275,018				1,275,018
Beneficial conversion feature			224,982				224,982
Net loss					(617,372)	(346)	(617,718)

Balance, March 31, 2008	39,879,789	$39,880	$7,131,916	$321,813	$(5,066,635)	$(3,601)	$2,423,373

The accompanying notes are an integral part of the consolidated financial statements

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	31-Mar-08	31-Mar-07	Inception 31-Mar-08
Cash Flows From Operating Activities:
Net loss	$(617,372)	$(736,399)	$(5,066,635)
Adjustments to reconcile comprehensive loss to net cash provided by (used for) operating activities:
Depreciation	3,699	2,766	19,348
Stock-based compensation	363,254	364,500	1,400,254
Accretion of debenture discount	150,002		150,002
Beneficial conversion feature of debentures	224,982		224,982
Changes in current assets and liabilities:
Prepaid expenses, deposits and other	(668)	(12,572)	(12,144)
Reclamation bond – MAN claims drilling	33,711	150,000	(3,003)
Accounts payable and accrued liabilities	(314,056)	(193,616)	63,525
Accounts payable – related parties	(510,372)	10,195	50,731

Net cash provided by/(used for) operating activities	(666,820)	(415,126)	(3,172,940)

Cash Flows From Investing Activities:
Purchase of mining claims - net	(45,000)	—	(448,614)
Purchase of fixed assets - net	(205)	(937)	(51,823)

Net cash provided by/(used for) investing activities	(45,205)	(937)	(500,437)

Cash Flows From Financing Activities:
Short term note payable	(253,836)		(3,836)
L/T debt principal repayment	(2,336)	(673)	(10,988)
Issuance of debentures payable	1,500,000		1,500,000
Proceeds from exercise of stock options	—		118,500
Issuance of common stock	1,000,000	200,000	3,873,169

Net cash provided by/(used for) financing activities	2,243,828	199,327	5,476,845
Effect of exchange rate changes on cash	(346)	(354)	(3,601)

Net Increase/(Decrease) In Cash	1,531,457	(217,090)	1,799,867
Cash At The Beginning Of The Period	268,410	464,521	—

Cash At The End Of The Period	$1,799,867	$247,431	$1,799,867

Schedule of Non-Cash Investing and Financing Activities
Acquisition of Miner Milenium, S.A. de C.V.	$—	$—	$(46)
Acquisition of Aurelio Resources, Inc.	—	—	450,000
Mineral properties	—	—	1,955,300
Less: note payable	—	—	(950,000)
Fixed assets	—	—	78,219
Less: long-term debt	—	—	(26,601)

Supplemental Disclosure

Cash paid for interest	32,949	—	97,402
Cash paid for income taxes	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

4. PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
As at March 31, 2008
Littleton – office furniture	$11,416	$2,326	$9,090
– office equipment	37,916	11,114	26,802
Mexico - truck	11,000	2,968	8,032
- furniture and equipment	3,157	755	2,402
Elfrida - truck	15,000	2,250	12,750

Total	$78,489	$19,413	$59,076

	Cost	Accumulated Depreciation	Net Book Value
As at December 31, 2007
Littleton – office furniture	$11,416	$1,918	$9,498
– office equipment	37,916	9,218	28,698
Mexico - truck	10,744	2,396	8,348
- Furniture and equipment	3,143	617	2,526
Elfrida - truck	15,000	1,500	13,500

Total	$78,219	$15,649	$62,570

In addition to the above equipment, the Company had capitalized costs relating to mining claims and other property in the amount of $2,000,300 and $1,955,300 at March 31, 2008 and December 31, 2007, respectively. Refer also to Note 6 regarding property payment obligations.

Depreciation expense was $3,699 and $2,266 for the three months ended March 31, 2008 and 2007, respectively, and was $19,348 from inception through March 31, 2008.

5. LONG-TERM DEBT AND DEBENTURE PAYABLE

Debenture Payable

Effective February 26, 2008, the Company issued 10% convertible debentures for gross proceeds of $1,500,000. The carrying value of these debentures at March 31, 2008 is as follows:

	Total	Current	Long-term
Outstanding principal	$1,500,000	1,200,000	300,000
Discount on debentures	(1,125,016)	(1,068,765)	(56,251)

Carrying value	374,984	131,235	243,749

a.

In conjunction with this financing, we issued Series A and Series B common share purchase warrants. Specifically, we issued (i) 3,750,000 Series A common share purchase warrants which shall have an initial exercise date of August 26, 2008 and will be exercisable for five years with an exercise price of $0.35 per share of common stock and (ii) 4,999,997 Series B common share purchase warrants which were exercisable immediately upon issuance for 18 months with an exercise price of $0.35 per share of common stock. We paid a finder’s fee of $90,000 in cash and 3% of the value of the transaction, or $45,000, payable in each of Series A and Series B warrants. The warrants were valued using the Black-Scholes option/warrant pricing model and such valuation in the amount of $1,275,018 was recorded as a discount to the debenture.

Such discount will be amortized to interest expense over the life of the debentures using the effective interest method. During the quarter ended March 31, 2008, $150,002 of the discount was accreted to interest expense.

b.	The 10% convertible debentures, which mature on June 30, 2009, are convertible at any time at the option of the holders into common shares at a conversion price of $0.30 per common share. At the issuance date, the Company determined that there was a beneficial conversion feature attributable to the debentures and, accordingly, recorded $224,982 as interest expense during the quarter ended March 31, 2008.

c.	Principal Redemption occurs at the end of each month commencing upon the earlier of such date following the date a registration statement filed with the Securities and Exchange Commission has been declared effective or in September 2008. The redemption amount consists of equal monthly principal payments over ten months, or $150,000 monthly. Interest accrues at the rate of 10% per annum, payable quarterly on February 1, May 1, August 1 and November 1, and began on May 1, 2008, and on each monthly redemption date, on conversion and at the maturity date.

d.	Interest is payable, at our option, either (i) in cash, (ii) in shares of common stock at the interest conversion rate, or (iii) in a combination thereof, provided however that (i) payment in shares may only occur if certain equity conditions have been met during the 20 trading days immediately prior to the interest payment date, (ii) we give the debenture holder notice in accordance with the notice requirements set out in the debenture; and (iii) within five days prior to the commencement of the interest notice period, we have delivered said shares to the debenture holder’s account with the Depositary Trust Company.

e.	If we fail to deliver stock certificates upon the conversion of these debentures at the specified time and in the specified manner, we will be required to make substantial payments to the holders of the debentures.

f.	Aurelio has agreed to register the common shares issuable upon conversion of the debentures and exercise of the warrants and has filed its preliminary registration statement in a timely manner as required by the terms of the debenture purchase and related agreements. No assurances can be given as to when the Securities and Exchange Commission will declare the final registration statement effective.

g.	Provided certain equity conditions described in the debentures are met, Aurelio may prepay the amounts outstanding on the debentures by giving advance notice and paying an amount equal to the sum of (i) 110% of the then outstanding principal amount of the debenture, (ii) accrued but unpaid interest thereon and (iii) all liquidated damages, if any, and other amounts due in respect of the debenture.

6. CONTRACTUAL OBLIGATIONS, CONTINGENT LIABILITIES AND COMMITMENTS

Contractual Obligations as of March 31, 2008	Total	Less then 1 year	1 to 3 Years	3 to 5 years	More than 5 years
Long-term debt(1)	$17,909	$9,819	$8,090	$—	$—
Note payable – Courtland Claims(2)	950,000	—	950,000	—	—
Debentures payable (1)	1,500,000	900,000	600,000	—	—
Unpatented Claims – annual renewal fees(3)	62,500	12,500	25,000	25,000	—
Gavilanes option payments (4)	435,000	45,000	85,000	305,000	—
Gold Coin payments (5)	1,480,000	55,000	225,000	300,000	900,000
Rae Family payments(6)	1,250,000	470,000	780,000	—	—
Viewsite claims(7)	930,000	180,000	750,000	—	—
Graham payments (8)	100,000	—	100,000	—	—
Lease of Littleton, CO office (9)	6,174	6,174	—	—	—
Lease of Elfrida, AZ field office (10)	207,975	14,100	28,200	28,200	137,475

(6)	The purchase price for the 13 patented claims and several surface rights on the Rae property is $1,300,000 payable as follows: $10,000 primary earnest money payment and $40,000 for a secondary earnest money payment, with both payments made in 2007. Upon acceptance of a satisfactory survey on the property, Bolsa is to pay $210,000 plus a $1,040,000 promissory note that provides for four semi-annual payments of principal, each $260,000, together with semi-annual payments of interest on the unpaid balance of the promissory note, the first semi-annual payment due six months following date of closing and subsequent payments each six months. At March 31, 2008, the survey had not been completed and accepted.

8. STOCK-BASED COMPENSATION

The Company adopted SFAS No. 123R, “Share Based Payment” (“SFAS 123R”), on January 1, 2006. SFAS 123R requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values.

Prior to adoption of SFAS 123R, Aurelio accounted for stock-based employee compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB”). The Company has applied the modified prospective method in adopting SFAS 123R, and as a result, periods prior to the adoption of SFAS 123R have not been restated.

The following summarizes the activity of the Company’s stock options for the three months ended March 31, 2008:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Number of shares under option:
Outstanding at January 1, 2008	2,175,000	$1.01
Granted	150,000	0.36
Exercised	—	—
Canceled or expired	(1,675,000)	1.09

Outstanding at March 31, 2008	650,000	$0.73	3.02	$—

Exercisable at March 31, 2008	650,000	$0.73	3.02	$—

All outstanding options were fully vested as of March 28, 2008. There was no intrinsic value of any option as all were out of the money as of March 31, 2008.

The Black-Scholes option pricing model is used by the Company to determine the weighted average fair value of options. The fair value of options at date of grant and the assumptions utilized to determine such values are indicated as follows:

	Three Months Ended March 31,
	2008	2007
Expected life	3 yr	2 yr
Risk-free interest rates	4.60%	4.97%
Expected stock price volatility	74%	81%
Expected dividend yield	—	—

Under SFAS 123R forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. Under SFAS 123 and APB 25, the Company elected to account for forfeitures when awards were actually forfeited, at which time all previous pro forma expense was reversed to reduce pro forma expense for that period. During the period ended March 31, 2008, certain vested options were forfeited by certain officers and directors which resulted in a reduction in stock based compensation expense of $348,500 of which $315,500 was credited to general and administrative expense and $33,000 was credited to mineral property expenditures expense.

The above summary of stock options does not include certain stock options for 1,675,000 common shares that were granted in January 2008 as described in the Company’s Form 8K dated January 21, 2008 as filed with the Securities and Exchange Commission. In May 2008, in consideration of common shares issued to directors and officers (Refer to Note 7), the Company and the optionees agreed to cancel these option grants. Accordingly, the Company recorded this cancellation as an annulment of the original grant and has therefore not recorded any activity during the first quarter of 2008 related to the original grant and subsequent cancellation.

11. SEGMENT INFORMATION

The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper-Zinc Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. Prior to June 2006, the Company was an exploration company with a property in Alaska. Following is the segment information for the periods ending March 31, 2008.

	Arizona	Mexico	Corporate	Total
As of and for the three months ended March 31, 2008:
Revenue	$—	$—	$—	$—
Depreciation expense	750	646	2,303	3,699
Mineral property expenditures	100,872	22,340	—	123,212
Operating loss	114,878	29,085	69,894	213,857
Other income	1	—	4,417	4,418
Interest expense	14,277	—	393,656	407,933
Net loss	129,154	29,085	459,133	617,372
Additions to fixed assets	—	205	—	205
Total assets	2,080,189	18,771	1,775,430	3,874,390
As of and for the three months ended March 31, 2007:
Revenue	—	—	—	—
Depreciation expense	—	646	2,120	2,766
Mineral property expenditures	141,492	40,906	60,000	242,398
Operating loss	176,799	46,787	499,389	722,975
Other income	25	—	844	869
Interest expense	13,500	—	793	14,293
Net loss	190,274	46,787	499,338	736,399
Additions to fixed assets	—	402	535	937
Total assets	1,636,600	42,829	441,789	2,121,218
As of and since inception through March 31, 2008:
Revenue	—	—	—	—
Depreciation expense	2,250	3,659	13,439	19,348
Mineral property expenditures	1,651,303	151,619	110,124	1,913,046
Operating loss	1,918,633	226,795	2,516,955	4,662,383
Other income	146	—	71,824	71,970
Interest expense	75,076	—	401,146	476,222
Net loss	1,993,563	226,795	2,846,277	5,066,635
Additions to fixed assets	15,000	14,092	49,332	78,424
Total assets	2,080,189	18,771	1,775,430	3,874,390

ITEM 4.	CONTROLS AND PROCEDURES.

Internal Controls Over Financial Reporting

As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s Principal Executive Officer and the acting CFO, of the effectiveness of the Company’s internal control over financial reporting. The Company’s Principal Executive Officer and acting CFO have concluded that the Company’s controls over financial reporting are in fact, effective at this reasonable assurance level as of the period covered. For the year ended December 31, 2009, the Company’s independent registered public accounting firm will be required to attest to and report on management’s assessment. This quarterly report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of the Company’s internal controls over financial reporting for the quarter ended March 31, 2008, the Company’s Principal Executive Officer and acting CFO determined that there were no changes to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially effect, the Company’s internal controls over financial reporting.

ATTACHMENT D

Revisions to Form 10-QSB/A

For the quarterly period ended March 31, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-QSB/A

(Mark One)

☒	AMENDED QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from              to

Commission file number 000-50931

AURELIO RESOURCE CORPORATION

(Exact name of small business issuer as specified in its charter)

Nevada	33-1086828
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Suite 202, 12345 Alameda Pkwy, Lakewood, Colorado, 80228

(Address of principal executive offices)

303.795.3030

(Issuer’s telephone number)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes   ☐    No  ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.      Yes   ☐     No  ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 32,690,600 common shares issued and outstanding as of May 11, 2007.

Transitional Small Business Disclosure Format (Check one):      Yes   ☐    No  ☒

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2007	Dec. 31, 2006
ASSETS
Current assets
Cash	$247,431	$464,521
Advances	1,224	—
Security deposits	5,255	2,255
Prepaid expenses	8,348	—
Deposit for core drilling	—	150,000

Total current assets	262,258	616,776

Mining claims	1,805,300	1,805,300
Equipment, net	53,660	55,489

	1,858,960	1,860,789

Total Assets	$2,121,218	$2,477,565

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$48,685	$242,301
Accounts payable - related parties	25,514	15,319
Stock subscriptions received	200,000	—
Current portion of long-term debt	10,363	8,693

Total current liabilities	284,562	266,313

Long-term debt	15,565	17,908
Note payable - Courtland Claims	950,000	950,000

	965,565	967,908

Total Liabilities	1,250,127	1,234,221

Stockholders’ Equity
Common stock, $0.001 par value; 487,500,000 shares authorized; 32,690,600 issued and outstanding	32,691	32,437
Additional paid in capital	2,646,009	2,281,763
Deficit accumulated during exploration stage	(1,805,675)	(1,069,276)
Cumulative effect of currency translation	(1,934)	(1,580)

Total Stockholders’ Equity	871,091	1,243,344

Total Liabilities and Stockholders’ Equity	$2,121,218	$2,477,565

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Feb. 19, 2004 (Inception) Through March 31, 2007
Revenue	$—	$—	$—

Expenses:
Bank charges	207	23	2,168
Depreciation	2,766	—	5,394
Directors’ fees	230,000	—	230,000
General and administrative expenses	40,807	—	117,988
Mineral property expenditures	242,398	—	752,357
Office expenses	42,731	—	82,175
Professional and filing fees	163,724	8,052	583,856
Transfer agent	103	—	3,478
Travel	239	—	22,271

	722,975	8,075	1,799,687

Loss from operations	(722,975)	(8,075)	(1,799,687)
Other income (expense)
Interest income	869	—	9,338
Interest expense	(14,293)	—	(15,326)

Income (loss) before provision for income tax	(736,399)	(8,075)	(1,805,675)
Provision for income tax	—	—	—

Net income (loss)	(736,399)	(8,075)	(1,805,675)

Other comprehensive income (loss) - net of tax
Foreign currency translation gain (loss)	(354)	—	(1,934)

Comprehensive loss	$(736,753)	$(8,075)	$(1,807,609)

Net income (loss) per share
(Basic and fully diluted)	$(0.02)	$(0.00)

Weighted average number of common shares outstanding	32,597,602	31,401,500

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Feb. 19, 2004 (Inception) Through March 31, 2007
Cash Flows From Operating Activities:
Net loss	$(736,399)	$(8,075)	$(1,805,675)
Adjustments to reconcile comprehensive loss to net cash provided by (used for) operating activities:
Depreciation	2,766	—	5,394
Non-cash, stock-based compensation	364,500	—	532,500
Changes in current assets and liabilities:
Advances	(1,224)	—	(1,224)
Security deposits	(3,000)	—	(5,255)
Prepaid expenses	(8,348)	—	(8,348)
Deposit for core drilling	150,000	—	—
Accounts payable and accrued liabilities	(193,616)	4,444	48,685
Accounts payable - related parties	10,195	—	25,514
Stock subscriptions received	200,000	—	200,000

Net cash provided by/(used for) operating activities	(215,126)	(3,631)	(1,008,409)

Cash Flows From Investing Activities:
Purchase of mining claims	—	—	(253,614)
Purchase of fixed assets	(937)	—	(32,453)

Net cash provided by/(used for) investing activities	(937)	—	(286,067)

(Continued On Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Continued From Previous Page)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Feb. 19, 2004 (Inception) Through March 31, 2007
Cash Flows From Financing Activities:
Instalment payment of loan principal	(673)		(673)
Issuance of common stock for cash	—	—	1,544,514

Net cash provided by/(used for) financing activities	(673)	—	1,543,841

Effect of exchange rate changes on cash	(354)	—	(1,934)

Net Increase/(Decrease) In Cash	(217,090)	(3,631)	247,431
Cash At The Beginning Of The Period	464,521	11,798	—

Cash At The End Of The Period	$247,431	$8,167	$247,431

Schedule Of Non-Cash Investing And Financing Activities

Acquisition of Minera Milenium, S.A. de C.V.	$—	$—	$(46)
Acquisition of Aurelio Resources, Inc.	—	—	450,000
Mineral properties	—	—	1,805,300
Less note payable	—	—	(950,000)
Fixed asset purchases	—	—	59,046
Less long-term debt	—	—	(25,928)

Supplemental Disclosure

Cash paid for interest	$(14,293)	$—	$(15,326)
Cash paid for income taxes	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 19, 2004 (Inception) through March 31, 2007

(Unaudited)

NOTE 6	SEGMENT INFORMATION

The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. Prior to June 2006, the Company was an exploration company with no material operations. Following is the segment information for the periods ending December 31, 2007.

	Arizona	Mexico	Corporate	Total
As of and for the three months ended March 31, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	—	646	2,120	2,766
Mineral property expenditures	180,848	1,550	60,000	242,398
Operating loss	176,799	46,787	499,389	722,975
Other income	25	—	844	869
Interest expense	13,500	—	793	14,293
Net loss	190,274	46,787	499,338	736,399
Additions to fixed assets	—	402	535	937
Total assets	1,636,600	42,829	441,789	2,121,218

As of and for the three months ended March 31, 2006:
Revenue	—	—	—	—
Depreciation expense	—	—	—	—
Mineral property expenditures	—	—	—	—
Operating loss	—	—	8,075	8,075
Other income	—	—	—	—
Interest expense	—	—	—	—
Net loss	—	—	8,075	8,075
Additions to fixed assets	—	—	—	—
Total assets	—	—	2,521	2,521

As of and since inception through March 31, 2007:
Revenue	—	—	—	—
Depreciation expense	—	1,067	4,327	5,394
Mineral property expenditures	618,506	23,727	110,124	752,357
Operating loss	704,099	107,443	988,145	1,799,687
Other income	35	—	9,303	9,338
Interest expense	13,700	—	1,626	15,326
Net loss	717,764	107,443	980,140	1,805,347
Additions to fixed assets	—	13,887	45,167	59,054
Total assets	1,636,600	42,829	441,789	2,121,218

NOTE 7	BUSINESS ACQUISITIONS

On July 5, 2006 the Company acquired 98% of the outstanding stock Minera Milenium in a transfer of benefit from ARI in a transaction accounted for as a business purchase. ARI was not a related party at the date of transfer. The net worth of Minera Milenium at fair value on July 5, 2006 was $(46). The primary reason for this acquisition was to acquire the rights to the option to earn a 100% interest in three mining claims/concessions in Durango, Mexico.

On August 17, 2006 the Company acquired 100% of outstanding stock of ARI in a transaction accounted for as a business purchase, by issuing 10,000,000 common shares priced at $0.045 per share for 100% of the outstanding stock of ARI. The price per share represents a 25% discount from the quoted price per share at the closing date and was determined by the Board of Directors to represent the fair value of the shares issued given that such common shares were restricted from being freely traded and that the market for the Company’s shares had been highly illiquid for more than one year prior to consummation of the transaction. The primary reason for the acquisition was to acquire the 100% interest in thirteen mining claims on a property located in southeastern Arizona.

The Company has restated its purchase cost for the acquisition of ARI as a result of changing its accounting policy related to capitalizing rather than expensing the acquisition costs of unpatented mining claims as had previously been reported (refer to Note 3 Significant Accounting Policies, Mineral Properties and Exploration Expenditures). This restatement has resulted in changes to the following items included in the Company’s financial statement statements as follows: the carrying values of mineral properties and additional paid-in capital included in the Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006; Schedule Of Non-Cash Investing And Financing Activities included in Consolidated Statements of Cash Flows from inception to March 31, 2007; and Segment Information contained elsewhere in these Notes to Consolidated Financial Statements.

The purchase cost and the allocation of the purchase costs to ARI’s assets and liabilities (unaudited) are as follows:

Purchase cost

	Amount	Value
Issuance of Aurelio Resource Corporation common stock	10,000,000	$450,000

Allocation of Purchase Cost
Current assets		$10,875
Mineral claims		601,686
Equipments, net		1,239
Accounts payable		(40,741)
Advance on investment		(103,150)
Accounts payable - related parties		(19,863)

Net Asset Value		$450,000

NOTE 16	COMPARATIVE FIGURES

This Note has been deleted as 2007 is not a transitional year and all financial statement information presented, as amended, is for comparative periods.

Item 2.	Management’s Discussion and Analysis or Plan of Operations

Results of Operations

During the comparative period, being the quarter ended March 31,, 2006, which was prior to the change of name and direction of our company, we had incurred mineral property expenditures of $Nil and operating costs of $8,075. During this period the company had been inactive and the costs were incurred for professional and filing fees.

Our loss for the three months ended March 31, 2007 was $736,399, and this included the expensing of all our exploration programs and overhead costs, including non-cash stock-based compensation expense for stock options and for shares issued for service by our directors and officers. This loss compared with a loss of $8,075 in the quarter ended March 31, 2006. Our loss accumulated since inception to March 31, 2007 is $1,805,675. Our cash used in operations, which was primarily focused on exploring the Hill Copper Project, was $215,126 during the three months ended March 31, 2007 (compared with cash used of $3,631in the three months ended March 31, 2006).

ITEM 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Results of Operations

General Operating Expenses

During the period ended March 31, 2008, certain vested options were forfeited by certain officers and directors which resulted in a reduction in stock based compensation expense of $348,500 of which $315,500 was credited to general and administrative expense and $33,000 was credited to mineral property expenditures expense.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of the Company’s internal controls over financial reporting for the quarter ended March 31, 2008, the Company’s Principal Executive Officer and acting CFO determined that there were no changes to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially effect, the Company’s internal controls over financial reporting.

ATTACHMENT E

Revisions to Form 10-QSB/A

For the quarterly period ended June 30, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-QSB/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from              to

Commission file number 000-50931

AURELIO RESOURCE CORPORATION

(Exact name of small business issuer as specified in its charter)

Nevada	33-1086828
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Suite 202, 12345 W Alameda Pkwy, Lakewood, Colorado, 80228

(Address of principal executive offices)

303.795.3030

(Issuer’s telephone number)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 34,167,155 common shares issued and outstanding as of August 13, 2007.

Transitional Small Business Disclosure Format (Check one):    Yes  ☒    No  ☐

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

It is the opinion of management that the interim consolidated financial statements for the quarter and six months ended June 30, 2007 include all adjustments necessary in order to ensure that the interim consolidated financial statements are not misleading.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2007	Dec. 31, 2006
ASSETS
Current assets
Cash	$976,051	$464,521
Advances	2,128	—
Security deposits	8,025	2,255
Prepaid expenses	4,040	—
Deposit for core drilling	—	150,000

Total current assets	990,244	616,776

Mining claims	1,830,300	1,805,300
Equipment, net	70,050	55,489

	1,900,350	1,860,789

Total Assets	$2,890,594	$2,477,565

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$144,944	$242,301
Accounts payable - related parties	26,460	15,319
Current portion of long-term debt	9,239	8,693

Total current liabilities	180,643	266,313

Long-term debt	13,166	17,908
Note payable - Courtland Claims	950,000	950,000

	963,166	967,908

Total Liabilities	1,143,809	1,234,221

Stockholders’ Equity
Common stock, $0.001 par value; 487,500,000 shares authorized; 34,167,155 issued and outstanding	34,168	32,437
Additional paid in capital	4,261.931	2,281,763
Deficit accumulated during exploration stage	(2,547,419)	(1,069,276)
Cumulative effect of currency translation	(1,896)	(1,580)

Total Stockholders’ Equity	1,746,785	1,243,344

Total Liabilities and Stockholders’ Equity	$2,890,594	$2,477,565

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Feb. 19, 2004 (Inception) Through June 30, 2007
Revenue	$—	$—	$—	$—	$—

Expenses:
Bank charges	524	33	731	55	2,692
Depreciation	2,919	—	5,685	—	8,313
Directors’ fees	267,000	—	497,000	—	497,000
General and admin. expenses	75,728	—	116,535	—	193,716
Mineral property expenditures	187,044	542	429,442	542	939,401
Office expenses	21,393	6,857	64,124	7,069	103,568
Professional and filing fees	160,122	19,075	323,846	26,915	743,978
Transfer agent	52	—	155	—	3,530
Travel	14,636	—	14,875	—	36,907

	729,418	26,507	1,452,393	34,582	2,529,105

Loss from operations	(729,418)	(26,507)	(1,452,393)	(34,582)	(2,529,105)
Other income (expense)
Interest income	2,671	—	3,540	—	12,009
Interest expense	(14,997)	—	(29,290)	—	(30,323)

Income (loss) before provision for income tax	(741,744)	26,507)	(1,478,143)	(34,582)	(2,547,419)
Provision for income tax	—	—	—	—	—

Net income (loss)	(741,744)	(26,507)	(1,478,143)	(34,582)	(2,547,419)

Other comprehensive income (loss) - net of tax
Foreign currency translation gain (loss)	38	—	(316)	—	(1,896)

Comprehensive loss	$(741,706)	$(26,507)	$(1,478,459)	$(34,582)	$(2,549,315)

Net income (loss) per share
(Basic and fully diluted)	$(0.02)	$(0.00)	$(0.05)	$(0.00)

Weighted average number of common shares outstanding	33,063,795	31,401,500	32,831,986	31,401,500

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Feb. 19, 2004 (Inception) Through June 30, 2007
Net loss	$(1,478,143)	$(34,582)	$(2,547,419)
Depreciation	5,685	—	8,313
Non-cash, stock-based compensation	653,000	—	821,000

Advances	(2,128)	—	(2,128)
Security deposits	(5,770)	—	(8,025)
Prepaid expenses	(4,040)	—	(4,040)
Deposit for core drilling	150,000	—	—
Accounts payable	(97,357)	25,305	144,944
A/P—related parties	11,141	—	26,460
Stock subscriptions rec’d	—	—	—

Net cash provided by/ (used for) operating activities	(767,612)	(9,277)	(1,560,895)

Purchase of mining claims	(25,000)	—	(278,614)
Purchase of fixed assets	(20,246)	—	(51,762)

Net cash provided by/ (used for) investing activities	(45,246)	—	(330,376)

(Continued On Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Continued From Previous Page)

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Feb. 19, 2004 (Inception) Through June 30, 2007
Instalment payment of loan principal	(4,196)	—	(4,196)
Issuance of common stock for cash	1,328,900	—	2,873,414

Net cash provided by/ (used for) financing activities	1,324,704	—	2,869,218

Effect of exchange rate changes on cash	(316)	—	(1,896)

Net Increase/(Decrease) In Cash	511,530	(9,277)	976,051
Cash At The Beginning Of The Period	464,521	11,798	—

Cash At The End Of The Period	$976,051	$2,521	$976,051

Acquisition of Minera Milenium, S.A. de C.V.	$—	$—	$(46)
Acquisition of Aurelio Resources, Inc.	—	—	450,000
Mineral Properties	—	—	1,830,300
Less note payable	—	—	(950,000)
Fixed asset purchases	20,264	—	78,355
Less long-term debt	—	—	(22,405)

Supplemental Disclosure

Cash paid for interest	$29,290	$—	$30,323
Cash paid for income taxes	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 19, 2004 (Inception) through June 30, 2007

(Unaudited)

NOTE 4	SEGMENT INFORMATION

The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. Prior to June 2006, the Company was an exploration company with no material operations. Following is the segment information for the periods ending June 30, 2007.

	Arizona	Mexico	Corporate	Total
As of and for the three months ended June 30, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	—	646	2,273	2,919
Mineral property expenditures	187,044	—	—	187,044
Operating loss	236,439	36,141	456,838	729,418
Other income	7	—	2,664	2,671
Interest expense	14,250	—	747	14,997
Net loss	250,682	36,141	454,921	741,744
Additions to fixed assets	25,000	—	19,309	44,309
Total assets	1,915,025	18,062	957,507	2,890,594
As of and for the three months ended June 30, 2006:
Revenue	$—	$—	$—	$—
Depreciation expense	—	—	55	55
Mineral property expenditures	—	—	543	543
Operating loss	—	—	26,507	26,507
Other income	—	—	—	—
Interest expense	—	—	—	—
Net loss	—	—	26,507	26,507
Additions to fixed assets	—	—	—	—
Total assets	—	—	2,521	2,521
As of and for the six months ended June 30, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	—	1,292	4,393	5,685
Mineral property expenditures	367,892	1,550	60,000	429,442
Operating loss	413,238	82,928	956,227	1,452,393
Other income	32	—	3,508	3,540
Interest expense	27,750	—	1,540	29,290
Net loss	440,956	82,928	954,259	1,478,143
Additions to fixed assets	25,000	402	19,844	45,246
Total assets	1,915,025	18,062	957,507	2,890,594
As of and for the six months ended June 30, 2006:
Revenue	$—	$—	$—	$—
Depreciation expense	—	—	55	55
Mineral property expenditures	—	—	543	543
Operating loss	—	—	34,582	34,582
Other income	—	—	—	—
Interest expense	—	—	—	—
Net loss	—	—	34,582	34,582
Additions to fixed assets	—	—	—	—
Total assets	—	—	2,521	2,521

As of and since inception through June 30, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	—	1,713	6,600	8,313
Mineral property expenditures	805,550	23,727	110,124	939,401
Operating loss	940,538	143,584	1,444,983	2,529,105
Other income	42	—	11,967	12,009
Interest expense	27,950	—	2,373	30,323
Net loss	968,446	143,584	1,435,061	2,547,091
Additions to fixed assets	25,000	13,887	64,476	103,363
Total assets	1,915,025	18,062	957,507	2,890,594

NOTE 5	BUSINESS ACQUISITIONS

On July 5, 2006 the Company acquired 98% of the outstanding stock Minera Milenium in a transfer of benefit from ARI in a transaction accounted for as a business purchase. ARI was not a related party at the date of transfer. The net worth of Minera Milenium at fair value on July 5, 2006 was $(46). The primary reason for this acquisition was to acquire the rights to the option to earn a 100% interest in three mining claims/concessions in Durango, Mexico.

On August 17, 2006 the Company acquired 100% of outstanding stock of ARI in a transaction accounted for as a business purchase, by issuing 10,000,000 common shares priced at $0.045 per share for 100% of the outstanding stock of ARI. The price per share represents a 25% discount from the quoted price per share at the closing date and was determined by the Board of Directors to represent the fair value of the shares issued given that such common shares were restricted from being freely traded and that the market for the Company’s shares had been highly illiquid for more than one year prior to consummation of the transaction. The primary reason for the acquisition was to acquire the 100% interest in thirteen mining claims on a property located in southeastern Arizona.

The Company has restated its purchase cost for the acquisition of ARI as a result of changing its accounting policy related to capitalizing rather than expensing the acquisition costs of unpatented mining claims as had previously been reported (refer to Note 3 Significant Accounting Policies, Mineral Properties and Exploration Expenditures). This restatement has resulted in changes to the following items included in the Company’s financial statement statements as follows: the carrying values of mineral properties and additional paid-in capital included in the Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006; Schedule Of Non-Cash Investing And Financing Activities included in Consolidated Statements of Cash Flows from inception to June 30, 2007; and Segment Information contained elsewhere in these Notes to Consolidated Financial Statements.

The purchase cost and the allocation of the purchase costs to ARI’s assets and liabilities (unaudited) are as follows:

Purchase cost
	Amount	Value
Issuance of Aurelio Resource Corporation common stock	10,000,000	$450,000

Allocation of Purchase Cost
Current assets		$10,875
Mineral claims		601,686
Equipments, net		1,239
Accounts payable		(40,741)
Advance on investment		(103,150)
Accounts payable – related parties		(19,863)

Net Asset Value		$450,000

NOTE 12	COMPARATIVE FIGURES

This Note has been deleted as 2007 is not a transitional year and all financial statement information presented, as amended, is for comparative periods.

Item 2.	Management’s Discussion and Analysis or Plan of Operations

Results of Operations

During the comparative periods, being the quarter and six months ended June 30, 2006, which was prior to the change of name and direction of our company, we had incurred mineral property expenditures of $542 and operating costs of $25,965 and $34,040, respectively. During these periods the company had been inactive and the costs were incurred for professional and filing fees.

Several paragraphs later under the same section:

Our losses for the three months and six months ended June 30, 2007 were $741,744 and $1,478,143, respectively. These losses included the expensing of all our exploration programs and overhead costs, including non-cash stock-based compensation expense for stock options (primarily to directors) and for shares issued for service by our directors and officers. These losses compared with losses of $26,507 and $34,582 in the quarter and six months ended June 30, 2006 respectively. Our loss accumulated since inception to June 30, 2007 is $2,547,419. For the six months to June 30, 2007, our cash used in operations was $767,612 compared with cash used of $9,277 in the comparative period last year.

Liquidity and Capital Resources

Our cash used in operations, which was primarily focused on exploring the Hill Copper Project, was $767,612 during the six months ended June 30, 2007 (compared with cash used of $9,277 in the comparative period last year.

ATTACHMENT F

Revisions to Form 10-QSB/A

For the quarterly period ended September 30, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-QSB/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period ended

Commission file number 000-50931

AURELIO RESOURCE CORPORATION

(Exact name of small business issuer as specified in its charter)

Nevada	33-1086828
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Suite 202, 12345 W Alameda Pkwy, Lakewood, Colorado, 80228

(Address of principal executive offices)

303.795.3030

(Issuer’s telephone number)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 34,447,155 common shares issued and outstanding as of November 16, 2007.

Transitional Small Business Disclosure Format (Check one):    Yes  ☐    No  ☒

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

It is the opinion of management that the interim consolidated financial statements for the quarter and nine months ended September 30, 2007 include all adjustments necessary in order to ensure that the interim consolidated financial statements are not misleading.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Sept. 30, 2007	Dec. 31, 2006
ASSETS
Current assets
Cash	$200,830	$464,521
Advances	3,468	—
Security deposits	8,890	2,255
Prepaid expenses	2,640	—
Bonds	36,714	—
Deposit for core drilling	—	150,000

Total current assets	252,542	616,776

Mining claims	1,930,300	1,805,300
Equipment, net	66,204	55,489

	1,996,504	1,860,789

Total Assets	$2,249,046	$2,477,565

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$102,430	$242,301
Accounts payable - related parties	16,450	15,319
Current portion of long-term debt	9,525	8,693

Total current liabilities	128,405	266,313

Long-term debt	10,690	17,908
Note payable - Courtland Claims	950,000	950,000

	960,690	967,908

Total Liabilities	1,089,095	1,234,221

Stockholders’ Equity
Common stock, $0.001 par value; 487,500,000 shares authorized; 34,167,155 issued and outstanding	34,168	32,437
Additional paid in capital	4,261,932	2,281,763
Deficit accumulated during exploration stage	(3,132,497)	(1,069,276)
Cumulative effect of currency translation	(3,652)	(1,580)

Total Stockholders’ Equity	1,159,951	1,243,344

Total Liabilities and Stockholders’ Equity	$2,249,046	$2,477,565

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended Sept. 30, 2007	Three Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2006	Feb. 19, 2004 (Inception) Through Sept. 30, 2007
Revenue	$—	$—	$—	$—	$—

Expenses:
Depreciation	3,665	56	9,350	111	11,978
Directors’ fees	—	—	497,000	—	497,000
General and admin. expenses	98,654	21,050	295,074	28,063	439,067
Mineral property expenditures	365,275	1,625	794,717	2,168	1,304,676
Professional fees	106,677	22,702	430,523	49,617	850,655

	574,271	45,377	2,026,664	79,959	3,103,376

Loss from operations	(574,271)	(45,377)	(2,026,664)	(79,959)	(3,103,376)

Other income (expense)
Interest income	4,149	—	7,689	—	16,158
Interest expense	(14,956)	—	(44,246)	—	(45,279)

Income (loss) before provision for income tax	(585,078)	(45,377)	(2,063,221)	(79,959)	(3,132,497)
Provision for income tax	—	—	—	—	—

Net income (loss)	(585,078)	(45,377)	(2,063,221)	(79,959)	(3,132,497)

Other comprehensive income (loss) - net of tax
Foreign currency translation gain (loss)	(1,756)	(956)	(2,072)	(1,275)	(3,652)

Comprehensive loss	(586,834)	$(46,333)	$(2,065,293)	$(81,233)	$(3,136,149)

Net income (loss) per share
(Basic and fully diluted)	$(0.02)	$(0.00)	$(0.06)	$(0.00)

Weighted average number of common shares outstanding	34,167,155	20,103,167	33,281,933	30,007,889

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2006	Feb. 19, 2004 (Inception) Through Sept. 30, 2007
Net loss	$(2,063,221)	$(81,233)	$(3,132,497)

Depreciation	9,350	56	11,978
Non-cash, stock-based compensation	653,000	—	821,000

Advances	(3,468)	—	(3,468)
Security deposits	(6,685)	(10,000)	(8,890)
Prepaid expenses	(2,640)	—	(2,640)
Bonds	(36,714)	—	(36,714)
Deposit for core drilling	150,000	—	—
Accounts payable	(139,871)	80,348	102,430
A/P - related parties	1,131	39,963	16,450
Stock subscriptions rec’d	—	—	—

Net cash provided by/ (used for) operating activities	(1,439,068)	29,134	(2,232,351)

Purchase of mining claims	(125,000)	—	(378,614)
Advance on investment	—	103,150	—
Purchase of fixed assets	(20,065)	(3,120)	(49,568)

Net cash provided by/ (used for) investing activities	(145,065)	100,030	(428,182)

(Continued On Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Continued From Previous Page)

	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2006	Feb. 19, 2004 (Inception) Through Sept. 30, 2007
Cash Flows From Financing Activities:
Installment payment of loan principal	(6,386)	—	(8,399)
Stock subscription payable	—	327,500	—
Issuance of common stock for cash	1,328,900	(151,686)	2,873,414

Net cash provided by/ (used for) financing activities	1,322,514	175,814	2,865,015

Effect of exchange rate changes on cash	(2,072)	—	(3,652)

Net Increase/(Decrease) In Cash	(263,691)	304,978	200,830

Cash At The Beginning Of The Period	464,521	11,798	—

Cash At The End Of The Period	$200,830	$316,776	$200,830

Acquisition of Minera Milenium, S.A. de C.V.	$—	$—	$(46)
Acquisition of Aurelio Resources, Inc.	—	—	450,000
Mineral Properties	125,000	—	1,930,300
Less note payable	—	—	(950,000)
Fixed asset purchases	20,065	—	78,182
Less long-term debt	—	—	(28,614)

Supplemental Disclosure

Cash paid for interest	$44,246	$—	$45,279
Cash paid for income taxes	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

February 19, 2004 (Inception) through September 30, 2007

(Unaudited)

NOTE 1	HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated on February 19, 2004, under the Laws of the State of Nevada and is in the business of exploring mineral properties. Effective June 16, 2006 we changed our name to Aurelio Resource Corporation and effective September 28, 2006, we changed our balance date from May 31 to December 31. The Company has not yet determined whether its properties contain mineral resources that may be economically recoverable. Therefore, the Company has not reached the development stage and is considered to be an exploration stage company.

The recoverability of mineral property costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration and upon future profitable production.

On August 17, 2006, we completed our acquisition of all of the issued and outstanding common stock of Aurelio Resources, Inc. (“ARI”), a privately-owned Colorado corporation engaged in mineral exploration, pursuant to an agreement we entered into with ARI and its shareholders dated April 27, 2006, as amended on June 9, 2006 and further amended on July 13, 2006 and on July 21, 2006. As a result of our acquisition of ARI, we indirectly acquired all of its assets. In particular, we acquired properties in Arizona, now held through our wholly-owned subsidiary Bolsa Resources, Inc. (“Bolsa”), and a 98% interest in Minera Milenium S.A. de C.V. (“Minera Milenium”), a company incorporated in Mexico which holds an option to acquire a 100% interest in a property in Mexico.

NOTE 2	CHANGE IN YEAR END

This Note has been deleted as 2007 is not a transitional year and all financial statement information presented, as amended, is for comparative periods. All remaining Notes to the Consolidated Financial Statements presented below have been renumbered from the original filing on Form 10-QSB.

NOTE 6	SEGMENT INFORMATION

The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. Prior to June 2006, the Company was an exploration company with no material operations. Following is the segment information for the periods ending September 30, 2007.

	Arizona	Mexico	Corporate	Total
As of and for the three months ended September 30, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	750	649	2,266	3,665
Mineral property expenditures	271,626	93,649	—	365,275
Operating loss	356,223	34,931	183,117	574,271
Other income	3	—	4,146	4,149
Interest expense	14,278	—	678	14,956
Net loss	370,498	34,931	179,977	585,406
Additions to fixed assets	—	—	—	—
Total assets	2,067,824	26,245	154,977	2,249,046
As of and for the three months ended September 30, 2006:
Revenue	$—	$—	$—	$—
Depreciation expense	—	—	56	56
Mineral property expenditures	—	—	1,625	1,625
Operating loss	—	—	45,377	45,377

Other income	—	—	—	—
Interest expense	—	—	—	—
Net loss	—	—	45,377	45,377
Additions to fixed assets	—	—	—	—
Total assets	601,686	—	329,840	931,526
As of and for the nine months ended September 30, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	750	1,941	6,659	9,350
Mineral property expenditures	639,518	95,199	60,000	794,717
Operating loss	769,461	117,859	1,139,344	2,026,664
Other income	35	—	7,654	7,689
Interest expense	42,028	—	2,218	44,246
Net loss	811,454	117,859	1,133,908	2,063,221
Additions to fixed assets	25,000	402	19,844	45,246
Total assets	2,067,824	26,245	154,977	2,249,046
As of and for the nine months ended September 30, 2006:
Revenue	$—	$—	$—	$—
Depreciation expense	—	—	111	111
Mineral property expenditures	—	—	2,168	2,168
Operating loss	—	—	79,959	79,959
Other income	—	—	—	—
Interest expense	—	—	—	—
Net loss	—	—	79,959	79,959
Additions to fixed assets	—	—	—	—
Total assets	601,686	—	329,840	931,526
As of and since inception through September 30, 2007:
Revenue	$—	$—	$—	$—
Depreciation expense	750	2,362	8,866	11,978
Mineral property expenditures	1,077,176	117,376	110,124	1,304,676
Operating loss	1,296,761	178,515	1,628,100	3,103,376
Other income	45	—	16,113	16,158
Interest expense	42,228	—	3,051	45,279
Net loss	1,338,944	178,515	1,615,038	3,132,497
Additions to fixed assets	25,000	13,887	64,476	103,363
Total assets	2,067,824	26,245	154,977	2,249,046

NOTE 7	BUSINESS ACQUISITIONS

On July 5, 2006 the Company acquired 98% of the outstanding stock Minera Milenium in a transfer of benefit from ARI in a transaction accounted for as a business purchase. ARI was not a related party at the date of transfer. The net worth of Minera Milenium at fair value on July 5, 2006 was $(46). The primary reason for this acquisition was to acquire the rights to the option to earn a 100% interest in three mining claims/concessions in Durango, Mexico.

On August 17, 2006 the Company acquired 100% of outstanding stock of ARI in a transaction accounted for as a business purchase, by issuing 10,000,000 common shares priced at $0.045 per share for 100% of the outstanding stock of ARI. The price per share represents a 25% discount from the quoted price per share at the closing date and was determined by the Board of Directors to represent the fair value of the shares issued given that such common shares were restricted from being freely traded and that the market for the Company’s shares had been highly illiquid for more than one year prior to consummation of the transaction. The primary reason for the acquisition was to acquire the 100% interest in thirteen mining claims on a property located in southeastern Arizona.

The Company has restated its purchase cost for the acquisition of ARI as a result of changing its accounting policy related to capitalizing rather than expensing the acquisition costs of unpatented mining claims as had previously been reported (refer to Note 3 Significant Accounting Policies, Mineral Properties and Exploration Expenditures). This restatement has resulted in changes to the following items included in the Company’s financial statement statements as follows: the carrying values of mineral properties and additional paid-in capital included in the Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006; Schedule Of Non-Cash Investing And Financing Activities included in Consolidated Statements of Cash Flows for the three months ended September 30, 2006 and from inception to September 30, 2007; and Segment Information contained elsewhere in these Notes to Consolidated Financial Statements.

The purchase cost and the allocation of the purchase costs to ARI’s assets and liabilities (unaudited) are as follows:

Purchase cost

	Amount	Value
Issuance of Aurelio Resource Corporation common stock	10,000,000	$450,000

Allocation of Purchase Cost
Current assets		$10,875
Mineral claims		601,686
Equipments, net		1,239
Accounts payable		(40,741)
Advance on investment		(103,150)
Accounts payable – related parties		(19,863)

Net Asset Value		$450,000

NOTE 8	PROPERTY ACQUISITIONS

On May 15, 2006 our subsidiary, ARI, entered into a purchase and sale agreement with Hope Mining and Milling Company (“Hope MMC”), an Arizona corporation, concerning the acquisition by ARI of 30 patented mining claims known as the Courtland Claims and located in the Turquoise Mining District, Cochise County, Arizona. The purchase price for the subject property was $1.2 million with a $250,000 down payment. The remaining balance of $950,000 is being carried on an interest-only four year term 6% straight-line annual interest-only (payable monthly) promissory note, secured by a deed of trust, with a balloon payment at the end of year four. On September 15, 2006, ARI, Bolsa and Hope MMC entered into an agreement amending the terms of the purchase agreement and, pursuant to the amending agreement, Bolsa accepted the assignment and completed the acquisition of the 30 patented mining claims from Hope MMC by making the down payment of $250,000.

In April 2007, we executed and made the initial payment under a purchase agreement with a subsidiary of Newmont Mining Corporation, whereby the Company is acquiring two patented mining claims covering 30 acres adjacent to our MAN claims in Cochise County, Arizona. The purchase price is $100,000, payable in four equal installments of $25,000 upon each of signing and six, nine and 12 months after the signing of the purchase agreement, whereupon the option will be exercised and the properties purchased. Newmont will also receive a 1% Net Smelter Returns Royalty on the patented claims and on any properties Aurelio currently owns or acquires within a designated Area of Interest. As the purchase price is for patented claims, the cost is capitalized as incurred.

In April 2007, we also completed a mineral lease and option agreement with three individual owners of 65 “Gold Coin” mineral claims and three Arizona State Exploration Permits on the Hill Copper-Zinc Project in Cochise County, Arizona. The “Gold Coin”

claims and the three Exploration Permits form one continuous block of claims covering 1540 acres. These new properties are all located to the south and southeast of the MAN claims. The option agreement includes an initial payment of $20,000 with additional staged payments spread over four years totaling $1.5 million. In addition, there is a royalty of 1% of production of base metals and 2.5% of precious metals. As these payments are for unpatented claims and permits, the option payments will be expensed as incurred.

Effective August 6, 2007, through Bolsa, we entered into an agreement that gives the Company the right to purchase certain mineral claims and properties for $1.3 million subject to various conditions being met to the Company’s satisfaction. At the time of signing the conditional agreement, the Company made a $10,000 down payment into escrow. A second earnest money payment of $40,000 was paid into escrow on September 14, 2007 following the completion of inspection and further due diligence. Provided all conditions are met and, in particular, following the completion and acceptance of a survey on the property that is expected to be completed early in April 2008, Bolsa will pay an additional $210,000 and will become obligated to pay the remaining balance of $1,040,000 pursuant to a promissory note payable. The promissory note will be payable in four equal installments together with simple interest at 7% per annum on the outstanding balance and will be secured by a purchase money first deed of trust on the property. Under the agreement, the mineral properties to be acquired include 13 patented mining claims covering approximately 213 acres located on the northern edge of the MAN area that is part of the Company’s Hill Copper-Zinc Project in Cochise County, Arizona. There is no royalty payable on production from any of the 13 patented mining claims. In addition, we also have the right to acquire approximately 744 acres of surface rights in an area to the west of the deposit and 292 acres of surface with mineral rights, collectively known as the Rae Property.

On September 24, 2007 Bolsa entered into a purchase option agreement with Mrs. Kay B. Graham for the purchase of approximately 90% of the Courtland Townsite lots. These lots are real property interests held by fee simple in the Courtland Townsite area. Bolsa paid $25,000 as an option payment for the option which extends until January 31, 2010. The full purchase price of $125,000 is payable within 30 days of Bolsa giving notice and the option payment will be deducted from the purchase price.

Item 2.	Management’s Discussion and Analysis or Plan of Operations

Plan of Operations

Deleted first paragraph describing change in year end reporting period in 2006 and reference to non-calendar quarter reported periods.

Results of Operations

Since the acquisition of ARI we have focused most of our attention during the period through to September 30, 2007 on the Hill Copper-Zinc Project in Arizona. There we purchased 30 patented claims on approximately 549 acres in the Courtland area from Hope Mining and staked an additional 17 MAN claims on the property during 2006 and staked a further five MAN claims in June 2007 for a total of 35 unpatented MAN claims. We acquired a data base from Newmont Mining that includes assay results from 274 holes drilled from the 1950s to the 1990s and we have been able to develop preliminary in-house copper resource estimates. And, in our first drilling campaign through January 2006, we completed 5,908 feet in a 10-hole drilling program in the Courtland and South Courtland areas to confirm the results from the historic drilling in the data base and we also explored new targets on the Hill Copper-Zinc Project. While our drilling resulted in similar results as the previous drilling campaigns, some of the drilling was significantly better and we discovered two new zones in the South Courtland area, consisting of a near-surface copper oxide zone and a zone of zinc mineralization. Based on this success, we commenced a new reverse circulation drilling program at South Courtland in June 2007 followed by a reverse circulation drilling program on the MAN claims in August and we completed 14 holes totaling 5,670 feet in the quarter ended September 30, 2007. Our mineral property exploration expenditures totaled $365,275 and $794,717 during the three months and nine months ended September 30, 2007, respectively. Mineral property expenditures in the three months and nine months ended September 30, 2006 totaled $1,625 and $2,168, respectively.

During the comparative periods, being the quarter and nine months ended September 30, 2006, mainly prior to the change of name and direction of our company, we had incurred operating costs of $45,377 and $79,959, respectively, including the mineral property expenditures. During these periods the company had been essentially inactive and the costs were primarily incurred for professional and filing fees.

The last paragraph prior to Liquidity and Capital Resources shall be amended as follows:

Our losses for the three months and nine months ended September 30, 2007 were $585,078 and $2,063,221, respectively. These losses included the expensing of all our exploration programs and overhead costs, including non-cash stock-based compensation expense for stock options (primarily to directors) and for shares issued for service by our directors and officers. These losses compared with losses of $45,377 and $79,959 in the quarter and nine months ended September 30, 2006 respectively. Our loss accumulated since inception to September 30, 2007 is $3,132,497. Our cash used in operations, which was primarily focused on exploring the Hill Copper-Zinc Project, was $1,439,068 during the nine months ended September 30, 2007 (compared with cash provided of $29,134 in the nine months ended September 30, 2006).

Liquidity and Capital Resources

Our cash used in operations, which was primarily focused on exploring the Hill Copper-Zinc Project, was $1,439,068 during the nine months ended September 30, 2007 (compared with cash provided of $29,134 in the nine months ended September 30, 2006).

ATTACHMENT G

Revisions to Certification in Form 10-KSB/A

For the fiscal year ended December 31, 2006

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen B. Doppler, certify that:

1.	I have reviewed this transition report on Form 10-KSB/A of Aurelio Resource Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by this transitional report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: , 2008

/s/ Stephen B. Doppler
Stephen B. Doppler
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frederik Warnaars, certify that:

1.	I have reviewed this transitional report on Form 10-KSB/A of Aurelio Resource Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: , 2008

/s/ Frederick Warnaars
Frederick Warnaars
Chief Financial Officer
(Principal Accounting and Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aurelio Resource Corporation (the “Corporation”) on Form 10-KSB/A for the twelve month period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Stephen B. Doppler, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

AURELIO RESOURCE CORPORATION

Date:	By:	/s/ Stephen B. Doppler
Stephen B. Doppler
Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Aurelio Resource Corporation and will be retained by Aurelio Resource Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aurelio Resource Corporation (the “Corporation”) on Form 10-KSB/A for the twelve month period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Frederick Warnaars, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

AURELIO RESOURCE CORPORATION

Date: , 2008	By:	/s/ Frederick Warnaars
Frederick Warnaars
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Aurelio Resource Corporation and will be retained by Aurelio Resource Corporation and furnished to the Securities and Exchange Commission or its staff upon request.